


05008317
SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH, D.C.
202
SECTION

Wednesday, May 11, 2005

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

SUPPL

Re: Travelsky Technology Limited -- Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34687)

Dear Sirs:

On behalf of Travelsky Technology Limited, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange

中国民航信息网络股份有限公司
TravelSky Technology Limited

地址：中国 北京 海淀区科学院南路2号融科资讯中心C座南楼18-20层 邮编：100080
电话：(86 10) 62508866 传真：(86 10) 62508523

Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr.Ding Weiping at 8610-62508878.

Very truly yours,

Ding Weiping
Director & Company Secretary
Tel:8610-62508878/82861610
Fax:8610-82861612/82861966

Enclosures:

1. Copies of all announcement of the Company from April,2004 to May,2005.
2. Annual report 2004
3. Interim report 2004



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

2004
INTERIM REPORT

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004 prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2004

(Amounts expressed in thousands of Renminbi)

	Note	June 30, 2004 *(unaudited)*	December 31, 2003 *(audited)*
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	7	**510,657**	545,354
Intangible assets, net		**10,550**	11,093
Investments in associated companies		**36,714**	36,327
Other long-term investment		**100,000**	100,000
Other long-term assets		**3,679**	4,901
		661,600	697,675
Current assets			
Inventories		**4,882**	2,635
Accounts receivable, net	8	**30,993**	18,352
Due from associated companies		**7,751**	65
Due from related parties, net		**118,524**	83,619
Prepayments and other current assets		**50,322**	32,005
Short-term investments		**1,920**	1,920
Short-term bank deposits		**778,443**	505,000
Cash and cash equivalents		**1,936,971**	2,034,952
		2,929,806	2,678,548
Total assets		**3,591,406**	3,376,223
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital		**888,158**	888,158
Reserves	5	**1,630,279**	1,584,817
Retained earnings		**496,766**	405,063
		3,015,203	2,878,038
Minority interests		**43,942**	40,305
Current liabilities			
Accounts payable and accrued liabilities	9	**424,432**	366,061
Due to related parties		**71,265**	64,922
Taxes payable		**29,459**	24,846
Deferred revenue		**7,105**	2,051
		532,261	457,880
Total equity and liabilities		**3,591,406**	3,376,223
Net current assets		**2,397,545**	2,220,668
Total assets less current liabilities		**3,059,145**	2,918,343

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Six months ended June 30 2004	2003
Revenues:			
Electronic travel distribution		**330,994**	205,004
Airport passenger processing		**177,569**	103,475
Data network		**95,611**	78,525
Others		**31,446**	24,826
Total revenues		**635,620**	411,830
Business taxes and other surcharges		**(21,956)**	(14,379)
Net revenues		**613,664**	397,451
Operating expenses:			
Depreciation and amortisation		**(83,401)**	(61,475)
Network usage		**(36,950)**	(31,752)
Personnel		**(77,109)**	(60,490)
Operating lease rentals		**(22,010)**	(19,965)
Technical support and maintenance fees		**(26,220)**	(19,602)
Commission and promotion expenses		**(68,629)**	(35,084)
Other operating expenses		**(69,196)**	(39,739)
Total operating expenses		**(383,565)**	(268,107)
Operating profit		**230,099**	129,344
Financial income, net		**13,544**	15,043
Share of results of associated companies		**6,724**	5,573
Other expense, net		**(80)**	(640)
Profit before taxation and minority interests	2	**250,287**	149,320
Taxation	3	**(18,306)**	(11,593)
Income before minority interests		**231,981**	137,727
Minority interests		**(4,224)**	(2,139)
Net profit		**227,757**	135,588
Earnings per share, basic and diluted (RMB)	4	**0.26**	0.15
Weighted average number of shares outstanding (thousand)	4	**888,158**	888,158

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Amounts expressed in thousands of Renminbi)

	For the six months ended June 30, 2004			
	Paid in capital	**Reserves**	**Retained earnings**	**Total**
Balance as at January 1, 2004	888,158	1,584,817	405,063	2,878,038
Profit for the period	—	—	227,757	227,757
Dividend for 2003	—	—	(90,592)	(90,592)
Transfer to reserves	—	45,462	(45,462)	—
Balance as at June 30, 2004	888,158	1,630,279	496,766	3,015,203

	For the six months ended June 30, 2003			
	Paid in capital	Reserves	Retained earnings	Total
Balance as at January 1, 2003	888,158	1,453,674	464,191	2,806,023
Profit for the period	—	—	135,588	135,588
Dividend for 2002	—	—	(170,527)	(170,527)
Transfer to reserves	—	84,982	(84,982)	—
Balance as at June 30, 2003	888,158	1,538,656	344,270	2,771,084

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Amounts expressed in thousands of Renminbi)

	Note	Six months ended June 30 2004	2003
Cash flows from operating activities			
Cash generated from operating activities	10	**330,426**	212,879
Enterprise income tax paid		**(10,341)**	(11,593)
Net cash provided by operating activities		**320,085**	201,286
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(62,806)**	(247,508)
(Increase)/decrease in short-term bank deposit		**(273,443)**	349,257
Decrease in short-term investments		**—**	195
Proceeds from disposal of property plant and equipment		**274**	—
Dividends received from associated companies		**230**	19
Decrease in other non-current assets		**1,222**	—
Net cash (used in)/provided by investing activities		**(334,523)**	101,963
Cash flows from financing activities			
Investment from minority shareholders of subsidiaries		**—**	6,600
Dividend paid to group shareholders		**(83,543)**	(79,070)
Net cash used in financing activities		**(83,543)**	(72,470)
Net (decrease)/increase in cash and cash equivalents		**(97,981)**	230,779
Cash and cash equivalents, beginning of period		**2,034,952**	1,893,422
Cash and cash equivalents, end of period		**1,936,971**	2,124,201

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2003.

2. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests is arrived at after charging and crediting the following:

	Six months ended June 30	
	2004	2003
	RMB'000	*RMB'000*
After charging:		
Depreciation	**79,790**	57,943
Amortisation	**3,611**	3,532
Loss on disposal of property, plant and equipment	**291**	6,725
Operating lease rentals	**22,010**	19,965
Provision for doubtful debts	**610**	109
Cost of inventories	**5,679**	734
Contributions to defined contribution pension scheme	**2,080**	738
Auditor's remuneration	**707**	699
Exchange loss	**1,970**	28
Contribution to housing fund	**1,286**	1,072
Research and development expenses	**48,657**	21,801
After crediting:		
Interest income	**15,822**	14,987

3. TAXATION

The Company was registered as a new technology enterprise in October, 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to pay an enterprise income tax at a preferential tax rate of 7.5 per cent. for the period from January 1, 2003 to December 31, 2005 and at 15 per cent. thereafter.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5 per cent. to 33 per cent.. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation.

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

4. EARNINGS PER SHARE

Earnings per share for the six months ended June 30, 2004 and 2003 have been computed by dividing the net profit of RMB227,757,000 and RMB135,588,000 by the number of 888,157,500 ordinary shares issued and outstanding for the periods.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2004 and 2003.

5. RESERVES

RMB45,431,779, representing 20 per cent. of the after tax profit of year 2003, as reflected in the Company's statutory financial statements prepared under the applicable accounting principles in the People's Republic of China ("PRC"), was transferred to the discretionary surplus reserves.

6. DIVIDEND DISTRIBUTION

The shareholders in the annual general meeting held on April 28, 2004 approved the final dividend in respect of 2003 of RMB0.102 per share amounting to a total of RMB90,592,065. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2004.

7. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2004, the Group acquired property, plant and equipment amounting to approximately RMB44,691,000.

8. ACCOUNTS RECEIVABLE

The credit period is normally six months after services are rendered.

The aging analysis of accounts receivable is as follows:

	June 30, 2004 *RMB'000*	December 31, 2003 *RMB'000*
Within 6 months	**22,118**	14,809
Over 6 months but within 1 year	**6,769**	1,907
Over 1 year but within 2 years	**3,242**	2,896
Over 2 years but within 3 years	**913**	325
Over 3 years	**2,029**	1,883
Total accounts receivable	**35,071**	21,820
Provision for doubtful debts	**(4,078)**	(3,468)
Accounts receivable, net	**30,993**	18,352

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable is as follows:

	June 30, 2004 *RMB'000*	December 31, 2003 *RMB'000*
Within 6 months	**20,175**	69,762
Over 6 months but within 1 year	**42,206**	3,737
Over 1 year but within 2 years	**2,392**	13,505
Over 2 years but within 3 years	**9,449**	25,013
Over 3 years but within 4 years	**25,013**	—
Total accounts payable	**99,235**	112,017
Accrued liabilities	**325,197**	254,044
Total accounts payable and accrued liabilities	**424,432**	366,061

10. NOTE TO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before taxation to cash generated from operating activities:

	Six months ended June 30	
	2004	2003
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**250,287**	149,320
Adjustments for:		
Depreciation and amortisation	**83,401**	61,475
Loss on disposal of property, plant and equipment	**291**	6,725
Provision for doubtful debts	**610**	109
Share of results of associated companies	**(6,724)**	(5,573)
Operating profit before working capital changes	**327,865**	212,056
Decrease / (increase) in current assets:		
Accounts receivable	**(13,251)**	(4,330)
Inventories	**(2,247)**	(4,141)
Prepayments and other current assets	**(16,817)**	1,130
Due from related parties and associated companies	**(37,982)**	(26,885)
Increase / (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**71,864**	52,388
Deferred revenue	**5,054**	873
Due to related parties	**(708)**	(8,800)
Taxes payable	**(3,352)**	(9,412)
Cash generated from operating activities	**330,426**	212,879

11. COMMITMENTS

(a) Capital commitments

As at June 30, 2004, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	3,900
Authorised but not contracted for	273,409
Total	277,309

The above capital commitments primarily relate to the acquisition and installation of the next generation electronic travel distribution system.

No capital commitments outstanding as at June 30, 2004 was denominated in U.S. dollars.

(b) Operating lease commitments

As at June 30, 2004, the Group had the following commitments under operating leases:

	RMB'000
Within one year	35,379
Later than one year but not later than five years	126,000
Later than five years	34,353
Total	195,732

12. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network services, etc. in the PRC. The Group's chief decision maker for operations is considered to be the Group's chief executive officer ("CEO"). The information reviewed by the CEO is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for six months ended June 30, 2004 and 2003. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

Benefiting from the continuous growth of China's economy and the rapid recovery of air travel and tourism industries from the Severe Acute Respiratory Syndrome ("SARS") in 2003, the Company believes that the domestic demand for air transportation in China has completely resumed the fast growing momentum, which is also attributable to the enhanced initiative and vigour of Chinese commercial airlines, as well as the industry policies featuring gradual relaxation of regulations, stimulus for competition and further opening-up following the system reform in the PRC civil aviation industries. During the six months ended June 30, 2004 ("the first half of 2004"), the Electronic Travel Distribution ("ETD") system of the Company processed approximately 62.6 million bookings on Chinese and foreign commercial airlines, representing an increase of approximately 70.8 per cent. compared to the six months ended June 30, 2003 ("the first half of 2003"). Bookings on Chinese commercial airlines increased by approximately 71.7 per cent., while bookings on private foreign and regional airlines increased by approximately 49.6 per cent.

In the first half of 2004, the Company continued to improve the functions of ETD products while speeding up marketing activities for its ETD products. The Company developed the Seamless ENV solution, which enable sales agents to more accurately sell flight seats for private foreign and regional airlines. Through direct links with flight management systems of Virgin Atlantic Airways and Asiana Airlines respectively, the Company's ETD system helped the airlines to explore the air transportation market in China. Apart from Air China, China Eastern Air Holding Company and Hainan Airlines Company Limited, the net fare display systems developed by the Company also began to render services to Swiss International Air Lines and Austrian Airlines. In the first half of 2004, a significant progress was made in sales of electronic air-travel personal injury insurance policies, with more than 8.9 million electronic policies processed by the Company's sales management system, representing an increase of approximately 180 per cent. compared to the first half of 2003.

In the first half of 2004, the Company had completed all the installation work of Airport Passenger Processing ("APP") system in the domestic airports. More than 130 domestic and foreign airports are currently using the Company's APP system. Following the favourable responses from the market in 2003, the new-generation APP front-ended system developed by the Company was also introduced to five airports including Chengdu Airport and Fuzhou Airport. Eight private foreign airlines, including Air France and Lufthansa German Airlines, also decided to join the Company's APP system. In the first half of 2004, the APP system processed approximately 48.6 million passenger departures, equivalent to approximately 80.5 per cent. of the total passenger departures from the domestic airports, representing an increase of approximately 86.2 per cent. compared to the first half of 2003.

With further investment in the first half of 2004, the Company continued to launch products catering for the domestic market. Such products provided industry participants such as airlines, airports and travel distribution agencies with different options for expanding and diversifying their core and related businesses, and satisfied their increasingly sophisticated demand for personalised services. In addition to further consummating the electronic ticket function of Air China, the Company also assisted in its promotion, where the monthly electronic tickets sold have accounted for more than 10% of the total tickets sold every month. Apart from having full operation in Air China, the Airport Ground Operating Management Systems (AGOMS) developed by the Company were also put into full operation in the base airports of Hainan Airlines Company Limited, Shanghai Airlines Company Limited and Shenzhen Air Holding Company. With an elementary technology solution for comprehensive business information of sales agencies, the Company has preliminarily completed the setting up of business systems including those for reservation, customer management, payment collection, settlement and fare management and a call centre. The Company helped Shanghai Dongmei Aviation Tourism Company Limited develop its travel products distribution business such as distribution of flight tickets hotel reservation etc.

In the first half of 2004, the Company continued to leverage technologies to optimise system performance and enhance processing capabilities, so as to ensure the system processing capabilities are in line with the needs of business development. The Company also proactively implemented technological and managerial measures to secure operational reliability of each business unit. The utilisation ratios of the Group's Inventory Control System ("ICS"), Computer Reservation System ("CRS") and APP mainframe systems were approximately 99.99 per cent., 99.99 per cent. and 99.99 per cent. respectively. Meanwhile, the Group strengthened supply management and took various means to minimise operating costs. For instance, the Group is actively advancing the task of system message address transmission, which will not only increase the transmission quality of system messages but will also save network utilisation expenses.

In order to fully take advantage the close-to-customer and fast-response advantages of local distribution centres all over the country, the Company has been strengthening the integration of local market collaboration and marketing services systems during the first half of 2004, and continuing to improve personalised services for airlines, airports and travel distribution agencies. The Board established a Strategy Committee and a Remuneration and Assessment Committee to achieve a more effective corporate governance and gradual improvement in the structure of legal person governance. The Board also laid down the relevant rules of procedures and regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2004, the Group achieved a profit before tax of RMB250.3 million, representing an increase of 67.6 per cent. compared to the first half of 2003. Earnings before interest, tax, depreciation and amortisation (EBITDA) amounted to RMB320.1 million, representing an increase of 63.5 per cent. compared to the first half of 2003. Net profit was RMB227.8 million, which represents an increase of 68.0 per cent. compared to the first half of 2003. The significant increase in profit was mainly attributable to both the outbreak of SARS in the first half of 2003 and the fast growing domestic air travel and tourism industry in the first half of 2004.

The turnover and results of the Group were mainly derived from its operations in China. The earnings per share of the Group was RMB0.26 for the first half of 2004.

Total Revenues

The total revenues of the Group in the first half of 2004 increased by RMB223.8 million, or 54.3 per cent., from RMB411.8 million to RMB635.6 million in the first half of 2003. The increase in total revenues was mainly attributable to the resilient increase in the Group's business volume which recovered after the impact of SARS. The reasons for the increase in total revenues are as follows:

- ETD revenues represented 52.1 per cent. of the Group's total revenues in the first half of 2004 as compared to 49.8 per cent. in the first half of 2003. ETD revenues increased by 61.5 per cent. to RMB331.0 million in the first half of 2004 from RMB205.0 million in the first half of 2003. The increase was principally attributable to the post-SARS quick recovery of the number of air travellers.

- APP revenues accounted for 27.9 per cent. of the Group's total revenues in the first half of 2004 as compared to 25.1 per cent. in the first half of 2003. APP revenues increased by 71.6 per cent. to RMB177.6 million in the first half of 2004 from RMB103.5 million in the first half of 2003. The increase was also attributable to the steady increase in the number of air travellers, as well as the successful promotion of APP front-ended systems.

- Data network revenues accounted for 15.0 per cent. of the Group's total revenues in the first half of 2004 as compared to 19.1 per cent. in the first half of 2003. Data network revenues inreased by 21.8 per cent. to RMB95.6 million in the first half of 2004 from RMB78.5 million in the first half of 2003. The increase was mainly attributable to the suspension by some travel agencies of the use of the Company's system services during the first half of 2003.

- Other revenues increased by 26.7 per cent. from RMB24.8 million in the first half of 2003 to RMB31.4 million in the first half of 2004. The increase was mainly attributable to the rise in revenue from the Company's distribution of travel products.

Net Revenues

Net revenues increased by 54.4 per cent. to RMB613.7 million in the first half of 2004 from RMB397.5 million in the first half of 2003.

Operating Expenses

Total operating expenses increased by RMB115.5 million, or 43.1 per cent., to RMB383.6 million in the first half of 2004 from RMB268.1 million in the first half of 2003. The reasons for the increase in operating expenses are as follows:

- depreciation and amortisation increased by 35.7 per cent. primarily due to the acquisition of a new large mainframe computer in 2003 to meet requirements of the Group's business development;

- personnel expenses increased by 27.5 per cent., primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- technological support and maintenance costs increased by 33.8 per cent. after the Company stepped up the research and development of new products and new technology in the first half of 2004;

- commission and promotion expenses increased by 95.8 per cent. due to the growth in new APP customers and the success of the Group's APP promotional programmes; and

- Other operating expenses increased by 74.1 per cent. due to the impact of SARS in the first half of 2003, which led to a decline in operating activities.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB100.8 million, or 77.9 per cent., to RMB230.1 million in the first half of 2004 from RMB129.3 million in the first half of 2003.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB92.2 million, or 68.0 per cent., from RMB135.6 million in the first half of 2003 to RMB227.8 million in the first half of 2004.

Liquidity and Capital Structure

For details of the cash flows of the group for the first half of 2004, please refer to the unaudited condensed consolidated statement of cash flows and the explanatory notes relating thereto.

In the first half of 2004, the Group derived its working capital mainly from operating activities. Net cash inflow from operating activities amounted to RMB320.1 million.

During the first half of 2004, the Group had no short-term or long-term bank loans.

As at June 30, 2004, the cash and cash equivalents of the Group amounted to RMB1,937.0 million, of which 90.5 per cent. was denominated in Renminbi, 8.5 per cent. was denominated in US dollars and 1 per cent. was denominated in Hong Kong dollars.

Long-term Investment

As at June 30, 2004, the Group held RMB100 million China treasury bonds with an interest rate of 3 per cent. per annum. The maturity date of the treasury bonds is December, 2008.

Charge on assets

As at June 30, 2004, the Group had no charges on its assets.

Capital Expenditures

The total capital expenditures of the Group decreased by RMB202.8 million from RMB247.5 million in the first half of 2003 to RMB44.7 million in the first half of 2004.

The capital expenditures of the Group in the first half of 2004 consisted principally of the purchase of hardware, software and equipment to implement the Group's ETD business strategy.

The Board estimates that the Group's planned capital expenditure for the year 2004 will amount to approximately RMB322.0 million, which is mainly for the development and promotion of the new-generation ETD, APP and other new businesses.

The sources of funding for the capital expenditure commitments will include the remaining balance of proceeds from the Company's initial public offering and internal cash flow from operating activities.

The Board estimates that the sources of funding of the Group in 2004 will be sufficient to fully cover the amount required for its capital expenditure programmes and daily operations.

Use of Proceeds from Issuance of the H Shares

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. As at June 30, 2004, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB671.4 million (HK$633.0 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB40.8 million (HK$38.5 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB6.1 million (HK$5.8 million) was used to finance the expansion of other new businesses of the Company;
- approximately RMB103.4 million (HK$97.5 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisitions or investments which the Company may decide to pursue in the future.

Foreign Exchange Risk

The Group is exposed to foreign exchange risks related to its capital expenditures since a substantial portion of its capital expenditures involves payments for the purchase of imported equipment which are denominated in US dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks, except for cash and cash equivalents that are denominated in foreign currency.

Gearing ratio

As at June 30, 2004, the gearing ratio of the Group was 16.0 per cent. (June 30, 2003: 12.8 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at June 30, 2004.

Contingent liabilities

As at June 30, 2004, the Group had no material contingent liabilities.

Employees

As at June 30, 2004, the total number of employees of the Group was 1,550. Personnel expenses amounted to RMB77.1 million for the first half of 2004, representing 20.1 per cent. of the total operating expenses of the Group in the first half of 2004.

The remuneration package of the Group's employees includes salary, bonus and other benefits. Where the relevant laws and regulations in the PRC permit the Group to do so, the Group offers salaries of different levels to different employees based on factors which include their performance, qualifications and duties.

In the first half of 2004, the Group continued to provide its employees with learning opportunities in the areas of air travel and tourism, computer technology and business management, as well as training in the latest developments in computer information technology, law and economics.

Looking Ahead for the Second Half of 2004

In the second half of 2004, China's aviation demand is expected to maintain a considerable upward momentum as driven by the continuous rapid growth of China's economy and the bustling domestic and overseas travels. However, the open market of China's civil aviation keeps constantly enlarging, the Group is also facing increasingly intense competition. Therefore the Group will strengthen its strategic adjustments and keep sharpening its core competitive edge while making full use of the opportunities for core business development. The Group will actively compete in the open market and develop through competition.

- To speed up improving the Group's business and core technological capabilities to advance the integrated systematic construction of market, products, security and customer services. The Group will regulate its business relations with airlines, airports and sales agencies to secure and maintain its leadership in China's air travel and tourism market;

- To accelerate the research and development of the new-generation traveler service system, and to focus on e-business related products mainly on electronic tickets, and products for airlines' major resources management, as well as the multi-host access platform for APP for foreign airlines;

- To adopt an effective combined strategy for business, technology and capital, and actively develop online distribution and travel product distribution businesses in order to capitalise on the opportunities in China's air travel and tourism industry;

- To take initiative to explore ways to capitalise on the Group's competitive advantages in the international market as it increasingly opens up, and to establish strategic alliances with leading international enterprises to create favorable conditions for the Group's further development;

- To further strengthen the Group's corporate governance, and to improve its corporate legal person governance structure. The group will maintain corporate management mechanism and procedures. It will also reinforce its strategic management and improve executive forces to enhance the Group's operating efficiency.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the first half of 2004.

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2004, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5 per cent. or more in their respective class of share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage in respective class of share capital (per cent.)	Percentage in total issued share capital (per cent.)
Templeton Asset Management Limited (1)	H shares	31,277,000	10.1%	3.5%
Matthews International Capital Management, LLC(2)	H shares	25,327,000	8.2%	2.9%
J.P. Morgan Chase & Co. (3)	H shares	21,379,600	6.9%	2.4%
China TravelSky Holding Company	Domestic	198,496,500	34.4%	22.3%
China Southern Air Holding Company (4)	Domestic	116,460,500	20.2%	13.2%
China Eastern Air Holding Company (5)	Domestic	109,414,500	19.0%	12.3%
China National Aviation Holding Company (6)	Domestic	89,433,500	15.5%	10.1%

Save as disclosed herein, as at June 30, 2004, no other persons or companies held an interest or short positions of 5 per cent. or more in the issued share capital of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

Notes:

(1) *Based on the Corporate Substantial Shareholder Notice from Templeton Asset Management Limited in accordance with Section 324 of the Ordinance, as at June 30, 2004, Templeton Asset Management Limited held approximately 10.1 per cent. of the H shares of the Company, representing approximately 3.5 per cent. of the total issued share capital of the Company.*

(2) *Based on the Corporate Substantial Shareholder Notice from Matthews International Capital Management, LLC in accordance with Section 324 of the Ordinance, as at June 30, 2004, Matthews International Capital Management, LLC held approximately 8.2 per cent. of the H shares of the Company, representing approximately 2.9 per cent. of the total issued share capital of the Company.*

(3) *Based on the Corporate Substantial Shareholder Notice from J. P. Morgan Chase & Co. in accordance with Section 324 of the Ordinance, as at June 30, 2004, J. P. Morgan Chase & Co. held approximately 6.9 per cent. of the H shares of the Company, representing approximately 2.4 per cent. of the total issued share capital of the Company.*

(4) *As at June 30, 2004, China Southern Air Holding Company directly held approximately 9.4 per cent. of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent. interest in China Northern Airlines Co.; and (ii) 100 per cent. interest in Xinjiang Airlines Co.. Since China Northern Airlines Co. and Xinjiang Airlines Co. held approximately 2.8 per cent. and 1.0 per cent. interest respectively in the Company, China Southern Air Holding Company effectively controlled approximately 13.2 per cent. interest in Company;*

(5) *As at June 30, 2004, China Eastern Air Holding Company held approximately 7.7 per cent. of the total issued share capital of the Company and also owned, among other things: (i) 100 per cent. interest in China Northwest Airlines Co.; and (ii) 100 per cent. interest in Yunnan Airlines Co.. Since China Northwest Airlines Co. and Yunnan Airlines Co. held approximately 2.6 per cent. and 2.0 per cent. interest respectively in the Company, China Eastern Air Holding Company effectively controlled approximately 12.3 per cent. interest in Company; and*

(6) *As at June 30, 2004, China National Aviation Holding Company owned, among other things: (i) 100 per cent. interest in Air China; and (ii) 100 per cent. interest in China National Aviation Corporation. Since Air China and China National Aviation Corporation held approximately 9.4 per cent. and 0.7 per cent. interest respectively in the Company, China National Aviation Holding Company effectively controlled approximately 10.1 per cent. interest in the Company.*

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2004, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations that is required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules. None of the Directors, Supervisors, chief executive of the Company or their associates had been granted or had exercised any such rights during the six months ended June 30, 2004.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2004, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited in commercial banks and in accordance with with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the first half of 2004, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the interim report, and has also discussed among themselves matters including internal control and financial reporting. None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended June 30, 2004, in compliance with the requirements of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2004.

By order of the Board
Zhu Yong
Chairman

August 26, 2004


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)



2004

中期業績報告


Designed and

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月期間的按照國際會計準則編製的未經審計之中期業績報告。

簡明綜合資產負債表

二零零四年六月三十日

(金額單位:人民幣千元)

	附註	二零零四年六月三十日(未審計)	二零零三年十二月三十一日(已審計)
資產			
非流動資產			
物業、廠房及設備,淨值	7	**510,657**	545,354
無形資產,淨值		**10,550**	11,093
於聯營公司的投資		**36,714**	36,327
其他長期投資		**100,000**	100,000
其他長期資產		**3,679**	4,901
		661,600	697,675
流動資產			
存貨		**4,882**	2,635
應收帳款,淨值	8	**30,993**	18,352
應收聯營公司		**7,751**	65
應收關聯方款, 淨值		**118,524**	83,619
預付款項及其它流動資產		**50,322**	32,005
短期投資		**1,920**	1,920
短期銀行存款		**778,443**	505,000
現金及現金等價物		**1,936,971**	2,034,952
		2,929,806	2,678,548
資產總值		**3,591,406**	3,376,223
權益及負債			
資本及儲備			
實收資本		**888,158**	888,158
儲備	5	**1,630,279**	1,584,817
留存收益		**496,766**	405,063
		3,015,203	2,878,038
少數股東權益		**43,942**	40,305
流動負債			
應付帳款及預提費用	9	**424,432**	366,061
應付關聯方款		**71,265**	64,922
應交稅金		**29,459**	24,846
遞延收益		**7,105**	2,051
		532,261	457,880
權益及負債合計		**3,591,406**	3,376,223
淨流動資產		**2,397,545**	2,220,668
總資產減流動負債		**3,059,145**	2,918,343

簡明綜合損益表(未審計)

截至二零零四年六月三十日止六個月
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至六月三十日止六個月 二零零四年	二零零三年
收入：			
電子旅遊分銷		**330,994**	205,004
機場旅客處理		**177,569**	103,475
數據網絡		**95,611**	78,525
其它		**31,446**	24,826
總收入		**635,620**	411,830
營業稅金及附加		**(21,956)**	(14,379)
淨收入		**613,664**	397,451
營業成本：			
折舊及攤銷		**(83,401)**	(61,475)
網絡使用費		**(36,950)**	(31,752)
人工成本		**(77,109)**	(60,490)
經營租賃支出		**(22,010)**	(19,965)
技術支持及維護費		**(26,220)**	(19,602)
佣金及推廣費用		**(68,629)**	(35,084)
其他營業成本		**(69,196)**	(39,739)
總營業成本		**(383,565)**	(268,107)
營業利潤		**230,099**	129,344
財務收入，淨額		**13,544**	15,043
應佔聯營公司收益		**6,724**	5,573
其他支出淨額		**(80)**	(640)
除稅及少數股東權益前利潤	2	**250,287**	149,320
所得稅	3	**(18,306)**	(11,593)
除少數股東權益前利潤		**231,981**	137,727
少數股東權益		**(4,224)**	(2,139)
淨利潤		**227,757**	135,588
每股盈利(基本及攤薄)(人民幣)	4	**0.26**	0.15
加權平均已發行股份數目(千股)	4	**888,158**	888,158

簡明綜合股東權益變動表(未審計)

截至二零零四年六月三十日止六個月

(金額單位：人民幣千元)

	截至二零零四年六月三十日止六個月			
	實收資本	**儲備**	**留存收益**	**總計**
二零零四年一月一日餘額	888,158	1,584,817	405,063	2,878,038
本期間利潤	—	—	227,757	227,757
分派2003年股利	—	—	(90,592)	(90,592)
轉入儲備	—	45,462	(45,462)	—
二零零四年六月三十日餘額	888,158	1,630,279	496,766	3,015,203

	截至二零零三年六月三十日止六個月			
	實收資本	儲備	留存收益	總計
二零零三年一月一日餘額	888,158	1,453,674	464,191	2,806,023
本期間利潤	—	—	135,588	135,588
分派2002年股利	—	—	(170,527)	(170,527)
轉入儲備	—	84,982	(84,982)	—
二零零三年六月三十日餘額	888,158	1,538,656	344,270	2,771,084

簡明綜合現金流量表(未審計)

截至二零零四年六月三十日止六個月

(金額單位：人民幣千元)

	附註	截至六月三十日止六個月 二零零四年	二零零三年
經營活動之現金流量			
經營活動提供之現金	10	**330,426**	212,879
企業所得稅支出		**(10,341)**	(11,593)
經營活動提供之現金流量淨額		**320,085**	201,286
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(62,806)**	(247,508)
短期銀行存款(增加)／減少		**(273,443)**	349,257
短期投資減少		**—**	195
出售物業、廠房及設備所得款項		**274**	—
自聯營公司之股息收入		**230**	19
其他長期資產減少		**1,222**	—
投資活動(使用)／提供之現金流量淨額		**(334,523)**	101,963
融資活動之現金流量			
附屬公司少數股東投入		**—**	6,600
支付股息		**(83,543)**	(79,070)
融資活動使用之現金流量淨額		**(83,543)**	(72,470)
現金及現金等價物(減少)／增加淨額		**(97,981)**	230,779
現金及現金等價物，期初餘額		**2,034,952**	1,893,422
現金及現金等價物，期末餘額		**1,936,971**	2,124,201

未經審計的簡明綜合財務報表附註

(除另有説明外，所有金額以人民幣元為單位)

1. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下編製的，符合國際會計準則，並已經本公司審核委員會審閱。會計政策與截至二零零三年十二月三十一日止年度財務報表所採用的一致。

2. 除税及少數股東權益前利潤

除税及少數股東權益前利潤已扣除及計入下列各項：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
已扣除：		
折舊	**79,790**	57,943
攤銷	**3,611**	3,532
出售物業、廠房及設備的虧損	**291**	6,725
經營租賃支出	**22,010**	19,965
計提壞帳準備	**610**	109
存貨銷售成本	**5,679**	734
定額供款退休金計劃的供款	**2,080**	738
核數師酬金	**707**	699
匯兑損失	**1,970**	28
住房公基金供款	**1,286**	1,072
研究與開發費用	**48,657**	21,801
已計入：		
利息收入	**15,822**	14,987

3. 稅項

本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，自二零零三年一月一日至二零零五年十二月三十一日止期間內按照7.5%的優惠稅率繳納企業所得稅，期滿後按15%的稅率繳納。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干項稅項減免。

於資產負債表日並無未提取遞延稅項準備的重大暫時性差異。

4. 每股盈利

截至二零零四年及二零零三年六月三十日止兩個期間的每股盈利是通過將淨利潤人民幣227,757,000元及人民幣135,588,000元分別除以已發行的普通股股數888,157,500股計算得出。

截至二零零四年及二零零三年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

5. 儲備

本公司已按在中國會計準則下編製的法定財務報表中反映之二零零三年稅後利潤的20%(人民幣45,431,779元)提取了任意盈餘公積金。

6. 股利分配

在二零零四年四月二十八日股東年會上通過了派發二零零三年末期股息每股人民幣0.102元，合共人民幣90,592,065元。該等股息已計入截至二零零四年六月三十日止六個月期間股東權益，並列作留存收益的分配。

7. 物業、廠房及設備

截至二零零四年六月三十日止六個月期間，本集團新購物業，廠房及設備價值為人民幣44,691,000元。

8. 應收帳款

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零四年六月三十日 人民幣千元	二零零三年十二月三十一日 人民幣千元
六個月內	**22,118**	14,809
六個月至一年	**6,769**	1,907
一年至二年	**3,242**	2,896
二年至三年	**913**	325
三年以上	**2,029**	1,883
應收帳款合計	**35,071**	21,820
壞帳準備	**(4,078)**	(3,468)
應收帳款，淨值	**30,993**	18,352

9. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零四年六月三十日 人民幣千元	二零零三年十二月三十一日 人民幣千元
六個月以內	**20,175**	69,762
六個月至一年	**42,206**	3,737
一年至二年	**2,392**	13,505
二年至三年	**9,449**	25,013
三年至四年	**25,013**	—
應付帳款合計	**99,235**	112,017
預提費用	**325,197**	254,044
應付帳款及預提費用合計	**424,432**	366,061

10. 簡明綜合現金流量表附註

稅前利潤與經營活動提供之現金對帳：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
除稅及少數股東權益前利潤	**250,287**	149,320
就下列各項調整：		
折舊及攤銷	**83,401**	61,475
出售物業、廠房及設備的虧損	**291**	6,725
計提壞帳準備	**610**	109
應佔聯營公司收益	**(6,724)**	(5,573)
營運資金改變前之經營利潤	**327,865**	212,056
流動資產(增加)／減少：		
應收帳款	**(13,251)**	(4,330)
存貨	**(2,247)**	(4,141)
預付款項及其它流動資產	**(16,817)**	1,130
應收聯營及關聯方款	**(37,982)**	(26,885)
流動負債增加／(減少)		
應付帳款及預提費用	**71,864**	52,388
遞延收益	**5,054**	873
應付關聯方款	**(708)**	(8,800)
應交稅金	**(3,352)**	(9,412)
經營活動提供之現金	**330,426**	212,879

11. 承諾事項

(a) 資本性支出承諾

於二零零四年六月三十日，本集團有以下資本性支出承諾：

	人民幣千元
已授權且訂約	3,900
已授權但未訂約	273,409
合計	277,309

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零四年六月三十日上述資本承諾中沒有以美元計價。

(b) 經營租賃承諾

於二零零四年六月三十日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	35,379
一年後但五年內	126,000
五年後	34,353
合計	195,732

12. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、數據網絡等服務。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的資料與合併損益表所載資料一致。本集團截至二零零四年及二零零三年六月三十日止六個月期間並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

上半年業務回顧

得益於中國經濟的持續增長和航空旅遊業從二零零三年嚴重急性呼吸系統綜合症(「非典型肺炎」)結束後的快速恢復，以及中國民航行業體制改革後中國的商營航空公司主動性增強、活力提高和逐步放鬆管制、鼓勵競爭、擴大開放的產業政策，中國航空運輸需求已經全面恢復快速增長勢頭。截至二零零四年六月三十日止的六個月期間(「二零零四年上半年」)，本公司ETD系統處理的國內外商營航空公司的航班訂座量約62.6百萬人次，較截至二零零三年六月三十日止的六個月期間(「二零零三年上半年」)增長了約70.8%。其中處理中國商營航空公司的航班訂座量增長了約71.7%，處理外國及地區商營航空公司的航班訂座量增長了約49.6%。

二零零四年上半年，本公司繼續完善ETD產品的性能，加快ETD產品的市場推廣。本公司開發的Seamless ENV解決方案，可以幫助銷售代理人更加準確地銷售外國及地區商營航空公司的航班座位。本公司的ETD系統已經分別與英國維珍航空公司、韓亞航空公司的航班管理系統實現直聯，幫助他們開拓中國航空運輸市場。本公司開發的淨價發佈系統除了相繼為中國國際航空公司、中國東方航空股份有限公司、海南航空股份有限公司提供服務之外，還開始為瑞士航空公司、奧地利航空公司提供服務。二零零四年上半年，航空人身意外傷害保險電子保單銷售業務也取得了重大進展，通過本公司電子保單銷售管理系統處理的電子保單超過了8.9百萬張，較二零零三年上半年增長了約180%。

二零零四年上半年，本公司已經全部完成了中國國內通航機場的APP系統建設工程，目前使用本公司APP系統的國內外機場超過了一百三十家。繼二零零三年本公司自主開發的新一代APP前端系統廣泛獲得市場認同後，成都、福州等五家機場也相繼開始使用。法國航空公司、德國漢莎航空公司等八家國外商營航空公司亦決定加盟本公司APP系統。二零零四年上半年，APP系統處理的機場出港旅客量約48.6百萬人次，較二零零三年上半年增長了約86.2%，約佔中國機場出港旅客量的80.5%。

二零零四年上半年，本公司繼續加大投入力度，不斷地推出適應國內市場的產品，為航空公司、機場、分銷代理人等行業參與者核心業務的擴展和相關業務的延伸，滿足用戶日益增加的深層次核心價值服務方面的個性化需求。本公司在繼續完善中國國際航空公司電子客票功能的同時，亦幫助其大力市場推廣，目前其每月電子客票銷售量已超過了其每月客票銷售總量的10%。本公司開發的機場地面運營管理系統(AGOMS)除中國國際航空公司全面使用外，也已經開始在海南航空股份有限公司、上海航空股份有限公司、深圳航空有限公司的基地機場全面投產。已經初步建立起了一攬子銷售代理人業務信息技術解決方案，初步完成了包括預訂、客戶管理、收款、結算、運價管理等功能的業務系統和呼叫中心建設，幫助上海東美航空旅遊公司開拓包括機票分銷、酒店預定在內的旅遊產品分銷業務。

二零零四年上半年，本集團繼續採取技術手段優化系統性能，提升處理能力，確保系統處理能力滿足業務需求的發展；亦積極採取技術和管理手段，確保各個業務單元運營的可靠性。本集團的供應控制系統(ICS)、計算機訂票系統(CRS)和APP主機系統的可利用率分別約為99.99%、99.99%和99.99%。同時，本集團亦加強對供應商的管理，採取多種手段降低運營成本。如本集團正在積極推進系統報文地址轉移工作，此舉既可以提高系統報文傳輸質量，亦可以節省網絡使用費用。

為充分發揮遍佈全國地區分銷中心貼近用戶、反應迅速的優勢，二零零四年上半年，本公司正在著力一體化的區域市場協作和市場銷售服務體系，不斷強化對航空公司、機場及分銷代理人的個性化服務。同時，為強化企業管治、逐步完善公司法人治理結構，本公司董事會增設戰略委員會、薪酬與考核委員會，並確定了相關工作流程和規則。

管理層對財務狀況和經營表現的討論及分析

概述

二零零四年上半年，本集團税前利潤人民幣250.3百萬元，較二零零三年上半年增長了67.6%。折舊、攤銷、息税前盈餘(EBITDA)人民幣320.1百萬元，較二零零三年上半年增長了63.5%。淨利潤人民幣227.8百萬元，較二零零三年上半年增長了68.0%。本集團盈利大幅增長，主要是與二零零三年上半年受非典型肺炎影響以及二零零四年上半年國內航空旅遊業快速發展的影響所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零四年上半年每股盈利人民幣0.26元。

總收入

本集團二零零四年上半年總收入為人民幣635.6百萬元，較二零零三年上半年總收入人民幣411.8百萬元，增長了人民幣223.8百萬元或54.3%，總收入的增長主要是由於本集團業務量在受非典型肺炎影響後恢復增長所致。總收入的增長反映在下列各項中：

- ETD收入佔本集團二零零四年上半年總收入的52.1%；二零零三年上半年為49.8%。ETD收入由二零零三年上半年的人民幣205.0百萬元增加至二零零四年上半年的人民幣331.0百萬元，增加了61.5%。該項增加主要是由於非典型肺炎後，航空旅客量增長勢頭快速恢復所致。

- APP收入佔本集團二零零四年上半年的總收入的27.9%；二零零三年上半年為25.1%。APP收入由二零零三年上半年的人民幣103.5百萬元增加至二零零四年上半年的人民幣177.6百萬元，增加了71.6%。該項增加是因為旅客量恢復增長，同時本集團成功推行APP系統的前端系統建設所致。

- 數據網絡收入佔本集團二零零四年上半年總收入的15.0%，二零零三年上半年為19.1%。數據網絡收入由二零零三年上半年的人民幣78.5百萬元增加至二零零四年上半年的人民幣95.6百萬元，增加了21.8%。該項收入的增加主要是由於部分旅遊分銷代理人在二零零三年上半年暫停使用本公司系統服務所致。

- 其他收入由二零零三年上半年的人民幣24.8百萬元增加至二零零四年上半年的人民幣31.4百萬元，增加了26.7%。此項增加主要是由於本公司分銷旅遊產品收入增加所致。

淨收入

淨收入由二零零三年上半年的人民幣397.5百萬元增加至二零零四年上半年的人民幣613.7百萬元，增加了54.4%。

營業成本

二零零四年上半年總營業成本為人民幣383.6百萬元，較二零零三年上半年的人民幣268.1百萬元，增加了人民幣115.5百萬元或43.1%。營業成本增長亦反映在以下各項中：

- 折舊和攤銷增加了35.7%，主要是由於二零零三年本集團為滿足業務發展需要，新購入一台大型主機所致；

- 人工成本增加了27.5%，主要是由於為支援本集團業務發展而增加了員工數量；

- 由於二零零四年上半年本公司繼續加大新產品和新技術研發力度，從而使技術支持及維護費增加了33.8%；

- 由於新增加了APP用戶，及成功實施了本集團APP促銷計劃，使佣金和推廣費用增加了95.8%；及

- 其他營業成本增加了74.1%是由於本集團二零零三年上半年受非典型肺炎影響致使經營活動減少所致。

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零三年上半年的人民幣129.3百萬元增加至二零零四年上半年的人民幣230.1百萬元，增加了人民幣100.8百萬元或77.9%。

淨利潤

由於上述因素，本集團淨利潤由二零零三年上半年的人民幣135.6百萬元增加至二零零四年上半年的人民幣227.8百萬元，增加了人民幣92.2百萬元或68.0%。

變現能力與資本結構

二零零四年上半年本集團的現金流量情況見未經審計的簡明綜合現金流量表及附註。

本集團二零零四年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣320.1百萬元。

二零零四年上半年本集團沒有任何短期和長期銀行貸款。

於二零零四年六月三十日，本集團的現金及現金等價物為人民幣1,937.0百萬元，其中分別90.5%、8.5%及1%以人民幣、美元及港幣計價。

長期投資

於二零零四年六月三十日，本集團持有中國國債人民幣1億元，其年利率為3%，國債到期日為二零零八年十二月。

資產抵押

截至二零零四年六月三十日止，本集團並無任何資產抵押。

資本開支

本集團二零零四年上半年的總資本開支為人民幣44.7百萬元，較二零零三年上半年的人民幣247.5百萬元，減少了人民幣202.8百萬元。

本集團二零零四年的資本開支主要包括根據本集團ETD業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零四年全年所需的計劃總資本開支約為人民幣322.0百萬元，主要用於開發及逐步推廣新一代ETD、APP及其它新業務。

資本開支計劃的資金來源將包括本公司首次公開發售所得款淨額及運營活動產生的內部現金流量。

董事會預計二零零四年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零四年六月三十日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣671.4百萬元(港幣633.0百萬元)已用作ETD計劃所需的一部份資金；
- 約人民幣40.8百萬元(港幣38.5百萬元)已用作擴展及改進本公司的APP系統所需的部份資金；
- 約人民幣6.1百萬元(港幣5.8百萬元)已用作擴展其他新業務的資金；
- 約人民幣103.4百萬元(港幣97.5百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額將暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

外匯風險

本集團承受有關資本支出的外匯風險，因佔其大部分資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能完全對沖外匯風險。

資產負債比率

於二零零四年六月三十日，本集團之資產負債比率為16.0%（二零零三年六月三十日：12.8%），該比率係通過將本集團於二零零四年六月三十日的負債及少數股東權益之和除以總資產而得出。

或有負債

截至二零零四年六月三十日止，本集團並無重大或有負債。

員工

於二零零四年六月三十日，本集團的員工總數為1550名。二零零四年上半年的人工成本為人民幣77.1百萬元，佔本集團二零零四年上半年總營業成本的20.1%。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

二零零四年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

二零零四年下半年展望

二零零四年下半年，預計在中國經濟持續快速增長和國內外人員旅行活動日益頻繁的推動下，中國航空需求將繼續保持旺盛增長的勢頭。但是隨著中國民航銷售市場對外開放的不斷擴大，本集團也將面臨日益激烈的市場競爭。為此，本集團將加大戰略調整力度，在充分把握核心業務發展機會的同時，亦將不斷地提升自身的核心競爭力，在開放中競爭，在競爭中發展。

- 加快提升本集團的商務能力和核心技術能力，推進市場、產品、保障、客戶服務等一體化體系建設，規範與航空公司、機場、分銷代理人之間的商務關係，鞏固和維護本集團在中國航空旅遊市場的主導地位；

- 加速新一代旅客服務系統的研究和建設，重點打造以電子客票為核心的電子商務相關產品和航空公司重要資源管理產品以及面向國外航空公司的多主機接入的APP系統；

- 採取有效的商務、技術、資本等組合策略，積極發展在線分銷、旅遊產品分銷等業務，以把握中國航空旅遊業中的發展機會；

- 在市場開放不斷擴大的環境中，積極探索能夠充分發揮自身競爭優勢的國際化途徑，與國際性一流公司結成戰略聯盟，為本集團的進一步發展創造條件；

- 繼續強化企業管治，完善公司法人治理結構；繼續健全企業管理制度和流程，加強戰略管理，提升執行力，以提高本集團的運營效率。

中期股息

董事會建議本公司二零零四年上半年不派發中期股息。

主要股東

於二零零四年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)(《期貨條例》)第336條而備存的登記而持有本公司類別股本5%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例	佔總已發行股本的比例
Templeton Asset Management Limited (1)	H股	31,277,000	10.1%	3.5%
Matthews International Capital Management， LLC(2)	H股	25,327,000	8.2%	2.9%
J.P. Morgan Chase & Co. (3)	H股	21,379,600	6.9%	2.4%
中國民航信息集團公司	內資股	198,496,500	34.4%	22.3%
中國南方航空集團公司(4)	內資股	116,460,500	20.2%	13.2%
中國東方航空集團公司(5)	內資股	109,414,500	19.0%	12.3%
中國航空集團公司(6)	內資股	89,433,500	15.5%	10.1%

除上文所述者外，於二零零四年六月三十日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本5%或以上的任何權益及淡倉。

註:

(1) 截至二零零四年六月三十日止，本公司根據所獲得的Templeton Asset Management Limited 依據《期貨條例》第324條發出的《法團大股東通知》知悉，Templeton Asset Management Limited 持有佔本公司H股約10.1%的股權，相當於本公司總已發行股權約3.5%。

(2) 截至二零零四年六月三十日止，本公司根據所獲得的Matthews International Capital Management，LLC依據《期貨條例》第324條發出的《法團大股東通知》知悉：Matthews International Capital Management， LLC 持有佔本公司H股約8.2%的股權，相當於本公司總已發行股權約2.9%。

(3) 截至二零零四年六月三十日止，本公司根據所獲得的J.P. Morgan Chase & Co.依據《期貨條例》第324條發出的《法團大股東通知》知悉，J.P. Morgan Chase & Co. 持有佔本公司H股約6.9%的股權，相當於本公司總已發行股權約2.4%。

(4) 中國南方航空集團公司直接持有(其中包括)本公司約9.4%的股權，並擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效持有本公司約13.2%的股權；

(5) 中國東方航空集團公司直接持有本公司約7.7%的股權，並擁有(其中包括)：(i)中國東方航空西北公司100%的股權；及(ii)中國東方航空雲南公司100%的股權。由於中國東方航空西北公司及中國東方航空雲南公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效持有本公司約12.3%的股權；及

(6) 中國航空集團公司擁有(其中包括)：(i)中國國際航空公司100%的股權；及(ii)中國航空總公司100%的股權。由於中國國際航空公司及中國航空總公司分別持有本公司約9.4%及0.7%的股權，中國航空集團公司有效持有本公司約10.1%的股權。

董事及監事擁有的本公司股本權益

於二零零四年六月三十日，概無任何董事、監事或行政總裁於本公司或其相聯法團擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據上市規則附錄10所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的任何權益。於截至二零零四年六月三十日止六個月期間，本公司概無任何董事、監事或行政總裁或彼等的聯繫人士獲授予或行使任何上述權利。

委託存款及逾期定期存款

於二零零四年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購買、出售或贖回證券

二零零四年上半年，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守《最佳應用守則》

本公司審核委員會已與公司管理層一同討論並審閱了本公司中期業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事概無獲悉任何資料顯示本公司於截至二零零四年六月三十日止之六個月期間內的任何時間，未遵守或曾經未遵守聯交所《上市規則》附錄十四所載《最佳應用守則》的要求。

承董事會命
朱永
董事長

二零零四年八月二十六日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING

(Stock Code: 696)

The Board of the Company is pleased to announce that the 2003 AGM of the Company was held in Beijing on 28 April 2004, at which the resolutions set out hereinbelow were duly passed.

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that the 2003 Annual General Meeting (the "AGM") was held in Beijing on 28 April 2003.

The following ordinary resolutions were duly passed at the AGM:

1. the report of directors for the year ended 31 December 2003 was approved;

2. the report of the supervisory committee for the year ended 31 December 2003 was approved;

3. the auditors' report for the year ended 31 December 2003 and the audited financial statements of the Company for the year ended 31 December 2003 were approved;

4. the distribution of a final dividend and the calculation of such distribution of the Company for the year ended 31 December 2003 were approved; the Board was authorised to implement all matters relating to dividend distribution;

5. the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2004 were approved, and the Board was authorised to fix their remuneration;

6. the establishment and implementation by the Company of a corporate annual remuneration system from 2004 onwards was approved, and the Board was authorised with full power to handle all relevant matters.

The following special resolution was also passed at the AGM:

7. The following amendments to the Company's Articles of Association were approved:

   1. Article 71 "Resolutions of the shareholders" general meeting shall be divided into ordinary resolutions and special resolutions.

      An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxy) present at the meeting.

      A special resolution must be passed by votes representing more than two-third of the voting rights represented by shareholders (including proxies) present at the meeting.

      Shareholders (including proxy) present at the meeting shall indicate clearly whether they are in favor of or against each of the matter to be voted. Forfeiture votes or to abstain from voting shall not be counted in the voting result by the Company in relation to the relevant matters."

      be amended to read as follows:

      Article 71 "Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

      An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxy) present at the meeting.

      A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by shareholders (including proxies) present at the meeting.

      Shareholders (including proxy) present at the meeting shall indicate clearly whether they are in favor of or against each of the matter to be voted. Forfeiture votes or to abstain from voting shall not be counted in the voting result by the Company in relation to the relevant matters.

      That, where any shareholder is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), required to abstain from voting on any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

   2. Article 72 "A shareholder (including a proxy) when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote."

      be amended to read as follows:

      Article 72 "Subject to Article 71, a shareholder (including a proxy) when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote."

3. Article 95 Paragraph 2

"The written notices in relation to the intention to nominate a person for election as a director and the indication of such person's willingness to accept the nomination shall be lodged 7 days prior to the date of convening the general meeting."

be amended to read as follows:

"The written notices in relation to the intention to nominate a person for election as a director and the indication of such person's willingness to accept the nomination shall be lodged after the day on which the notice of the meeting appointed for the election of directors is dispatched and at least 7 days prior to the date of such meeting."

4. Article 117, Paragraphs 2 and 3

"The Supervisory Committee shall have one chairman. Supervisors shall serve for a term of three years and can be re-elected or re-appointed.

The appointment and removal of the chairman of the Supervisory Committee shall be determined by the votes of two-third or above of the members of the Supervisory Committee."

be amended to read as follows:

"The Supervisory Committee shall have a chairman and a vice-chairman. Supervisors shall serve for a term of three years and can be re-elected or re-appointed.

The appointment and removal of the chairman and vice-chairman of the Supervisory Committee shall be determined by the votes of two-third or above of the members of the Supervisory Committee."

5. Article 118, Paragraph 1

"The Supervisory Committee shall comprise 6 supervisors who shall represent the shareholders (including those who are qualified to be external supervisors), 1 independent supervisor and 1 supervisor who shall represent the employees of the Company. Supervisors representing shareholders and the independent supervisor shall be elected and removed in general meetings; the supervisor representing employees shall be democratically elected and removed."

be amended to read as follows:

"The Supervisory Committee shall comprise 5 supervisors who shall represent the shareholders (including those who are qualified to be external supervisors), 1 independent supervisor and 2 supervisors who shall represent the employees of the Company. Supervisors representing shareholders and the independent supervisors shall be elected and removed in general meetings; the supervisors representing employees shall be democratically elected and removed."

6. Article 119 "Company director, manager, deputy manager, finance director and other senior management staff shall not act concurrently as supervisors."

   be amended to read as follows:

   Article 119 "Company director, manager, deputy manager and the person in-charge of the finance department shall not act concurrently as supervisors."

7. Article 133 Paragraph 2

   "A director shall not vote on any contract or arrangement or any other proposal in which he has a material interest, and shall not be counted in the quorum present at the meeting."

   be amended to read as follows:

   "A director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates ("associate" shall have the meaning ascribed to it in the Listing Rules) has a material interest, and shall not be counted in the quorum present at the meeting."

The Company's Articles of Association are written in Chinese only and the English text is merely for translation purposes. If there is any discrepancy between the two versions, the Chinese version of the Articles of Association shall prevail.

By order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprises of:

Chairman:	Ma Tiesheng;
Executive Directors:	Zhu Yong, Ding Weiping, Song Jinxiang;
Non-executive Directors:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, the People's Republic of China
28 April 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

CHANGE OF REGISTERED PLACE OF BUSINESS IN HONG KONG

The Company's registered place of business in Hong Kong will be changed with effect from 6 May 2004 as follows:

Suites 3005-3007, 30th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

The address of Zhao Qinglin, the Company's representative authorised to accept service of process and notices on behalf of the Company in Hong Kong, will be changed to the abovementioned address with effect from 6 May 2004.

By order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprises of:

Chairman:	Ma Tiesheng;
Executive Directors:	Zhu Yong, Ding Weiping, Song Jinxiang;
Non-executive Directors:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, the People's Republic of China
28 April 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby announces the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004 prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

(Amounts expressed in thousands of Renminbi, except per share data)

	Six months ended June 30	
	2004	2003
Revenues:		
Electronic travel distribution	**330,994**	205,004
Airport passenger processing	**177,569**	103,475
Data network	**95,611**	78,525
Others	**31,446**	24,826
Total revenues	**635,620**	411,830
Business taxes and other surcharges	**(21,956)**	(14,379)
Net revenues	**613,664**	397,451
Operating expenses:		
Depreciation and amortisation	**(83,401)**	(61,475)
Network usage	**(36,950)**	(31,752)
Personnel	**(77,109)**	(60,490)
Operating lease rentals	**(22,010)**	(19,965)
Technical support and maintenance fees	**(26,220)**	(19,602)
Commission and promotion expenses	**(68,629)**	(35,084)
Other operating expenses	**(69,196)**	(39,739)
Total operating expenses	**(383,565)**	(268,107)
Operating profit	**230,099**	129,344
Financial income, net	**13,544**	15,043
Share of results of associated companies	**6,724**	5,573
Other expenses net	**(80)**	(640)

Profit before taxation and minority interests	**250,287**	149,320
Taxation	**(18,306)**	(11,593)
Profit before minority interests	**231,981**	137,727
Minority interests	**(4,224)**	(2,139)
Net profit	**227,757**	135,588
Earnings per share, basic and diluted (RMB)	**0.26**	0.15
Weighted average number of shares outstanding (thousand)	**888,158**	888,158

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2004

(Amounts expressed in thousands of Renminbi)

	June 30, 2004 *(unaudited)*	December 31, 2003 *(audited)*
ASSETS		
Non-Current Assets		
Property, plant and equipment, net	**510,657**	545,354
Intangible assets, net	**10,550**	11,093
Investments in associated companies	**36,714**	36,327
Other long-term investment	**100,000**	100,000
Other long-term assets	**3,679**	4,901
	661,600	697,675
Current assets		
Inventories	**4,882**	2,635
Accounts receivable, net	**30,993**	18,352
Due from associated companies	**7,751**	65
Due from related parties, net	**118,524**	83,619
Prepayments and other current assets	**50,322**	32,005
Short-term investments	**1,920**	1,920
Short-term bank deposits	**778,443**	505,000
Cash and cash equivalents	**1,936,971**	2,034,952
	2,929,806	2,678,548
Total assets	**3,591,406**	3,376,223

	June 30, 2004	December 31, 2003
	(unaudited)	*(audited)*
EQUITY AND LIABILITIES		
Capital and Reserves		
Paid in capital	**888,158**	888,158
Reserves	**1,630,279**	1,584,817
Retained earnings	**496,766**	405,063
	3,015,203	2,878,038
Minority interests	**43,942**	40,305
Current liabilities		
Accounts payable and accrued liabilities	**424,432**	366,061
Due to related parties	**71,265**	64,922
Taxes payable	**29,459**	24,846
Deferred revenue	**7,105**	2,051
	532,261	457,880
Total equity and liabilities	**3,591,406**	3,376,223
Net current assets	**2,397,545**	2,220,668
Total assets less current liabilities	**3,059,145**	2,918,343

1. Accounting policies and Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2003.

2. Reserves

RMB45,431,779, representing 20 per cent. of the after tax profit of year 2003, as reflected in the Company's statutory financial statements prepared under the applicable accounting principles in the People's Republic of China ("PRC"), was transferred to the discretionary surplus reserves.

3. Taxation

The Company was registered as a new technology enterprise in October, 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to pay an enterprise income tax at a preferential tax rate of 7.5 per cent. for the period from January 1, 2003 to December 31, 2005 and at 15 per cent. thereafter.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5 per cent. to 33 per cent.. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation.

4. Earnings per share

Earnings per share for the six months ended June 30, 2004 and 2003 have been computed by dividing the net profit of RMB227,757,000 and RMB135,588,000 by the number of 888,157,500 ordinary shares issued and outstanding for the periods.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2004 and 2003.

5. Segment Reporting

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network services, etc. in the PRC. The Group's chief decision maker for operations is considered to be the Group's chief executive officer ("CEO"). The information reviewed by the CEO is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for six months ended June 30, 2004 and 2003. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

Benefiting from the continuous growth of China's economy and the rapid recovery of air travel and tourism industries from the Severe Acute Respiratory Syndrome ("SARS") in 2003, the Company believes that the domestic demand for air transportation in China has completely resumed the fast growing momentum, which is also attributable to the enhanced initiative and vigour of Chinese commercial airlines, as well as the industry policies featuring gradual relaxation of regulations, stimulus for competition and further opening-up following the system reform in the PRC civil aviation industries. During the six months ended June 30, 2004 ("the first half of 2004"), the Electronic Travel Distribution ("ETD") system of the Company processed approximately 62.6 million bookings on Chinese and foreign commercial airlines, representing an increase of approximately 70.8 per cent. compared to the six months ended June 30, 2003 ("the first half of 2003"). Bookings on Chinese commercial airlines increased by approximately 71.7 per cent., while bookings on private foreign and regional airlines increased by approximately 49.6 per cent.

In the first half of 2004, the Company continued to improve the functions of ETD products while speeding up marketing activities for its ETD products. The Company developed the Seamless ENV solution, which enable sales agents to more accurately sell flight seats for private foreign and regional airlines. Through direct links with flight management systems of Virgin Atlantic Airways and Asiana Airlines respectively, the Company's ETD system helped the airlines to explore the air transportation market in China. Apart from Air China, China Eastern Air Holding Company and Hainan Airlines Company Limited, the net fare display systems developed by the Company also began to render services to Swiss International Air Lines and Austrian Airlines. In the first half of 2004, a significant progress was made in sales of electronic air-travel personal injury insurance policies, with more than 8.9 million electronic policies processed by the Company's sales management system, representing an increase of approximately 180 per cent. compared to the first half of 2003.

In the first half of 2004, the Company had completed all the installation work of Airport Passenger Processing ("APP") system in the domestic airports. More than 130 domestic and foreign airports are currently using the Company's APP system. Following the favourable responses from the market in 2003, the new-generation APP front-ended system developed by the Company was also introduced to five airports including Chengdu Airport and Fuzhou Airport. Eight private foreign airlines, including Air France and Lufthansa German Airlines, also decided to join the Company's APP system. In the first half of 2004, the APP system processed approximately 48.6 million passenger departures, equivalent to approximately 80.5 per cent. of the total passenger departures from the domestic airports, representing an increase of approximately 86.2 per cent. compared to the first half of 2003.

With further investment in the first half of 2004, the Company continued to launch products catering for the domestic market. Such products provided industry participants such as airlines, airports and travel distribution agencies with different options for expanding and diversifying their core and related businesses, and satisfied their increasingly sophisticated demand for personalised services. In addition to further consummating the electronic ticket function of Air China, the Company also assisted in its promotion, where the monthly electronic tickets sold have accounted for more than 10% of the total tickets sold every month. Apart from having full operation in Air China, the Airport Ground Operating Management Systems (AGOMS) developed by the Company were also put into full operation in the base airports of Hainan Airlines Company Limited, Shanghai Airlines Company Limited and Shenzhen Air Holding Company. With an elementary technology solution for comprehensive business information of sales agencies, the Company has preliminarily completed the setting up of business systems including those for reservation, customer management, payment collection, settlement and fare management and a call centre. The Company helped Shanghai Dongmei Aviation Tourism Company Limited develop its travel products distribution business such as distribution of flight tickets hotel reservation etc.

In the first half of 2004, the Company continued to leverage technologies to optimise system performance and enhance processing capabilities, so as to ensure the system processing capabilities are in line with the needs of business development. The Company also proactively implemented technological and managerial measures to secure operational reliability of each business unit. The utilisation ratios of the Group's Inventory Control System ("ICS"), Computer Reservation System ("CRS") and APP mainframe systems were approximately 99.99 per cent., 99.99 per cent. and 99.99 per cent. respectively. Meanwhile, the Group strengthened supply management and took various means to minimise operating costs. For instance, the Group is actively advancing the task of system message address transmission, which will not only increase the transmission quality of system messages but will also save network utilisation expenses.

In order to fully take advantage the close-to-customer and fast-response advantages of local distribution centres all over the country, the Company has been strengthening the integration of local market collaboration and marketing services systems during the first half of 2004, and continuing to improve personalised services for airlines, airports and travel distribution agencies. The Board established a Strategy Committee and a Remuneration and Assessment Committee to achieve a more effective corporate governance and gradual improvement in the structure of legal person governance. The Board also laid down the relevant rules of procedures and regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2004, the Group achieved a profit before tax of RMB250.3 million, representing an increase of 67.6 per cent. compared to the first half of 2003. Earnings before interest, tax, depreciation and amortisation (EBITDA) amounted to RMB320.1 million, representing an increase of 63.5 per cent. compared to the first half of 2003. Net profit was RMB227.8 million, which represents an increase of 68.0 per cent. compared to the first half of 2003. The significant increase in profit was mainly attributable to both the outbreak of SARS in the first half of 2003 and the fast growing domestic air travel and tourism industry in the first half of 2004.

The turnover and results of the Group were mainly derived from its operations in China. The earnings per share of the Group was RMB0.26 for the first half of 2004.

Total Revenues

The total revenues of the Group in the first half of 2004 increased by RMB223.8 million, or 54.3 per cent., from RMB411.8 million to RMB635.6 million in the first half of 2003. The increase in total revenues was mainly attributable to the resilient increase in the Group's business volume which recovered after the impact of SARS. The reasons for the increase in total revenues are as follows:

- ETD revenues represented 52.1 per cent. of the Group's total revenues in the first half of 2004 as compared to 49.8 per cent. in the first half of 2003. ETD revenues increased by 61.5 per cent. to RMB331.0 million in the first half of 2004 from RMB205.0 million in the first half of 2003. The increase was principally attributable to the post-SARS quick recovery of the number of air travellers.

- APP revenues accounted for 27.9 per cent. of the Group's total revenues in the first half of 2004 as compared to 25.1 per cent. in the first half of 2003. APP revenues increased by 71.6 per cent. to RMB177.6 million in the first half of 2004 from RMB103.5 million in the first half of 2003. The increase was also attributable to the steady increase in the number of air travellers, as well as the successful promotion of APP front-ended systems.

- Data network revenues accounted for 15.0 per cent. of the Group's total revenues in the first half of 2004 as compared to 19.1 per cent. in the first half of 2003. Data network revenues inreased by 21.8 per cent. to RMB95.6 million in the first half of 2004 from RMB78.5 million in the first half of 2003. The increase was mainly attributable to the suspension by some travel agencies of the use of the Company's system services during the first half of 2003.

- Other revenues increased by 26.7 per cent. from RMB24.8 million in the first half of 2003 to RMB31.4 million in the first half of 2004. The increase was mainly attributable to the rise in revenue from the Company's distribution of travel products.

Net Revenues

Net revenues increased by 54.4 per cent. to RMB613.7 million in the first half of 2004 from RMB397.5 million in the first half of 2003.

Operating Expenses

Total operating expenses increased by RMB115.5 million, or 43.1 per cent., to RMB383.6 million in the first half of 2004 from RMB268.1 million in the first half of 2003. The reasons for the increase in operating expenses are as follows:

- depreciation and amortisation increased by 35.7 per cent. primarily due to the acquisition of a new large mainframe computer in 2003 to meet requirements of the Group's business development;

- personnel expenses increased by 27.5 per cent., primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- technological support and maintenance costs increased by 33.8 per cent. after the Company stepped up the research and development of new products and new technology in the first half of 2004;

- commission and promotion expenses increased by 95.8 per cent. due to the growth in new APP customers and the success of the Group's APP promotional programmes; and

- Other operating expenses increased by 74.1 per cent. due to the impact of SARS in the first half of 2003, which led to a decline in operating activities.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB100.8 million, or 77.9 per cent., to RMB230.1 million in the first half of 2004 from RMB129.3 million in the first half of 2003.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB92.2 million, or 68.0 per cent., from RMB135.6 million in the first half of 2003 to RMB227.8 million in the first half of 2004.

Liquidity and Capital Structure

In the first half of 2004, the Group derived its working capital mainly from operating activities. Net cash inflow from operating activities amounted to RMB320.1 million.

During the first half of 2004, the Group had no short-term or long-term bank loans.

As at June 30, 2004, the cash and cash equivalents of the Group amounted to RMB1,937.0 million, of which 90.5% per cent. was denominated in Renminbi, 8.5% per cent. was denominated in US dollars and 1% per cent. was denominated in Hong Kong dollars.

Long-term Investment

As at June 30, 2004, the Group held RMB100 million China treasury bonds with an interest rate of 3 per cent. per annum. The maturity date of the treasury bonds is December, 2008.

Charge on assets

As at June 30, 2004, the Group had no charges on its assets.

Capital Expenditures

The total capital expenditures of the Group decreased by RMB202.8 million from RMB247.5 million in the first half of 2003 to RMB44.7 million in the first half of 2004.

The capital expenditures of the Group in the first half of 2004 consisted principally of the purchase of hardware, software and equipment to implement the Group's ETD business strategy.

The Board estimates that the Group's planned capital expenditure for the year 2004 will amount to approximately RMB322.0 million, which is mainly for the development and promotion of the new-generation ETD, APP and other new businesses.

The sources of funding for the capital expenditure commitments will include the remaining balance of proceeds from the Company's initial public offering and internal cash flow from operating activities.

The Board estimates that the sources of funding of the Group in 2004 will be sufficient to fully cover the amount required for its capital expenditure programmes and daily operations.

Use of Proceeds from Issuance of the H Shares

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. As at June 30, 2004, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB671.4 million (HK$633.0 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB40.8 million (HK$38.5 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB6.1 million (HK$5.8 million) was used to finance the expansion of other new businesses of the Company;
- approximately RMB103.4 million (HK$97.5 million) was used for daily operating activities; and

- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisitions or investments which the Company may decide to pursue in the future.

Foreign Exchange Risk

The Group is exposed to foreign exchange risks related to its capital expenditures since a substantial portion of its capital expenditures involves payments for the purchase of imported equipment which are denominated in US dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks, except for cash and cash equivalents that are denominated in foreign currency.

Gearing ratio

As at June 30, 2004, the gearing ratio of the Group was 16.0 per cent. (June 30, 2003: 12.8 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at June 30, 2004.

Contingent liabilities

As at June 30, 2004, the Group had no material contingent liabilities.

Employees

As at June 30, 2004, the total number of employees of the Group was 1,550. Personnel expenses amounted to RMB77.1 million for the first half of 2004, representing 20.1 per cent. of the total operating expenses of the Group in the first half of 2004.

The remuneration package of the Group's employees includes salary, bonus and other benefits. Where the relevant laws and regulations in the PRC permit the Group to do so, the Group offers salaries of different levels to different employees based on factors which include their performance, qualifications and duties.

In the first half of 2004, the Group continued to provide its employees with learning opportunities in the areas of air travel and tourism, computer technology and business management, as well as training in the latest developments in computer information technology, law and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2004

In the second half of 2004, China's aviation demand is expected to maintain a considerable upward momentum as driven by the continuous rapid growth of China's economy and the bustling domestic and overseas travels. However, the open market of China's civil aviation keeps constantly enlarging, the Group is also facing increasingly intense competition. Therefore the Group will strengthen its strategic adjustments and keep sharpening its core competitive edge while making full use of the opportunities for core business development. The Group will actively compete in the open market and develop through competition.

- To speed up improving the Group's business and core technological capabilities to advance the integrated systematic construction of market, products, security and customer services. The Group will regulate its business relations with airlines, airports and sales agencies to secure and maintain its leadership in China's air travel and tourism market.

- To accelerate the research and development of the new-generation traveler service system, and to focus on e-business related products mainly on electronic tickets, and products for airlines' major resources management, as well as the multi-host access platform for APP for foreign airlines.

- To adopt an effective combined strategy for business, technology and capital, and actively develop online distribution and travel product distribution businesses in order to capitalise on the opportunities in China's air travel and tourism industry.

- To take initiative to explore ways to capitalise on the Group's competitive advantages in the international market as it increasingly opens up, and to establish strategic alliances with leading international enterprises to create favorable conditions for the Group's further development.

- To further strengthen the Group's corporate governance, and to improve its corporate legal person governance structure. The group will maintain corporate management mechanism and procedures. It will also reinforce its strategic management and improve executive forces to enhance the Group's operating efficiency.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the first half of 2004.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2004, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited in commercial banks and in accordance with with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the first half of 2004, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the interim report, and has also discussed among themselves matters including internal control and financial reporting. None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended June 30, 2004, in compliance with the requirements of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2004.

PUBLICATION OF INTERIM RESULTS ON THE INTERNET WEBSITE

A detailed interim results announcement of the Group for the six months ended June 30, 2004 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the SEHK will be posted on the website of the SEHK (website: http://www.hkex.com.hk) as soon as practicable after the approval by or on behalf of the Company's interim results.

By order of the Board
Zhu Yong
Chairman

The board of directors of the Company comprises of:

Chairman:	Zhu Yong;
Executive Directors:	Ding Weiping, Song Jinxiang;
Non-executive Directors:	Ma Tiesheng, Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC, August 26, 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT

The Board of Directors announces that Mr. Ma Tiesheng will resign as the Chairman of the Board with effect from 26 August 2004 and will remain as a non-executive director of the Company.

The Board of Directors further announces that the appointment of Mr. Zhu Yong as the Chairman of the Board, Mr. Zhu Xiaoxing as the General Manager and Mr. Huang Peng as the Deputy General Manager.

The Board of Directors ("the Board") of Travelsky Technology Limited ("the Company") announces that due to work-related reasons, Mr. Ma Tiesheng will resign as the Chairman of the Board with effect from 26 August 2004 and will remain as a non-executive director. The Board is also not aware of any other matters relating to resignation of Mr. Ma that need to be brought to the attention of the shareholders of the Company.

The Board would like to thank Mr. Ma for his contribution to the Company during his service as the Chairman of the Board.

The Board further announces that Mr. Zhu Yong, one of the Executive Directors, is elected to be the Chairman of the Board with effect from 26 August 2004.

Mr. Zhu Yong, aged 40, is a director of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has nearly 20 years of experience in China's aviation industry. In April 2001, he was appointed as the General Manager of the Company. From May 2001 to December 2003 Mr. Zhu was a member of the first Board of the Company and was re-elected as a director of the second Board in December 2003. Mr. Zhu has been a Deputy General Manager of China TravelSky Holding Company since October 2002. Mr. Zhu Yong is also the Chairman of Shanghai Civil Aviation East China Cares System Integration Co., Ltd. (an associate of the Company) and Travelsky Technology (Hong Kong) Limited (an associate of the Company).

Save as disclosed, Mr. Zhu is not connected with any directors, senior management or substantial or controlling shareholder of the Company, and he does not have any interests in the Shares of the Company within the meaning of Part XV the Securities and Futures Ordinance.

The appointment of Mr. Zhu is for a term commencing from 26 August 2004 to 5 December 2006. Mr. Zhu will be entitled to emoluments as the Company may determine from time to time with reference to prevailing market conditions.

Mr. Zhu Yong will also retire from his position as the General Manager of the Company and Mr. Zhu Xiaoxing is appointed as the General Manager with effect from 26 August 2004. Ms. Li Xiaojun will retire from her position as the Deputy General Manager of the Company and Mr. Huang Peng is appointed as the Deputy General Manager with effect from 26 August 2004.

Mr. Zhu Xiaoxing, aged 40, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department.

Mr. Huang Peng, aged 41, graduated from Harbin Institute of Technology with a master's degree in electronic engineering. Mr. Huang has nearly 20 years of experience in management and marketing in China's aviation industry. Since the establishment of the Company, Mr. Huang had been once appointed as the General Manager of the Department of Reservation and the Department of Marketing.

By Order of the Board
Ding Weiping
Company Secretary

The board of directors of the Company comprises of:

Chairman:	Zhu Yong;
Executive Directors:	Ding Weiping, Song Jinxiang;
Non-executive Directors:	Ma Tiesheng, Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

August 26, 2004 Beijing, China

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Tuesday, October 12, 2004 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dong Cheng District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

To consider and approve the retirement of Mr. Ma Tiesheng from his position as director of the Company and his replacement by Mr. Zhu Xiaoxing as director of the Company, and to authorise any director of the Company or the Company Secretary to sign the "Service Contract for Director" and "Director's Undertakings" with Mr. Zhu Xiaoxing on behalf of the Company, and to authorise the board of directors of the Company to fix his remuneration.

The biography of Mr. Zhu Xiaoxing is as follows:

Mr. Zhu Xiaoxing, aged 40, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company, Mr. Zhu had been the general manager of the Operation Department, Customer Service Department and Technical Management Department. On August 26, 2004, Mr. Zhu was appointed as the general manager by the board of director of the Company.

By Order of the Board
Zhu Yong
Chairman

The board of directors of the Company comprises of:

Chairman:	Zhu Yong;
Executive Directors:	Ding Weiping, Song Jinxiang;
Non-executive Directors:	Ma Tiesheng, Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

August 26, 2004.

Notes:

1. The Register of Members of the Company will be closed from Friday, September 10 to Tuesday, October 12, 2004 (both days inclusive), during which time no share transfers will be effected. Holders of the

Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, September 10, 2004 are entitled to attend the Extraordinary General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Tuesday, September 21, 2004 in order to entitle the transferee to attend the Extraordinary General Meeting.

The address of the share registrar of the Company's H shares is:
Hong Kong Registrars Limited
Room 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

2. Each Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a Shareholder or not) to attend and vote on his or her behalf at the Extraordinary General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Extraordinary General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Extraordinary General Meeting in person or by proxy should return the reply slip for attending the Extraordinary General Meeting to the registered address of the Company on or before Tuesday, September 21, 2004 by hand or by mail or fax.

6. The Extraordinary General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   5/F, Raycom Info Tech Park
   No.2 Ke Xue Yuan South Road
   Haidian District
   Beijing 100082, PRC

Contact person	:	Ding Weiping
Tel	:	8610 - 8401 9073
Fax	:	8610 - 8401 9340
Post-office box	:	No. 638 Beijing, PRC

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Tuesday, October 12, 2004 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dong Cheng District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

To consider and approve the retirement of Mr. Ma Tiesheng from his position as director of the Company for work-related reasons and his replacement by Mr. Zhu Xiaoxing as director of the Company, and to authorise any director of the Company or the Company Secretary to sign the "Service Contract for Director" and "Director's Undertakings" with Mr. Zhu Xiaoxing on behalf of the Company, and to authorise the board of directors of the Company to fix his remuneration.

The biography of Mr. Zhu Xiaoxing is as follows:

Mr. Zhu Xiaoxing, aged 40, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company, Mr. Zhu had been the general manager of the Operation Department, Customer Service Department and Technical Management Department. On August 26, 2004, Mr. Zhu was appointed as the general manager by the board of director of the Company.

By Order of the Board
Zhu Yong
Chairman

The board of directors of the Company comprises of:

Chairman:	Zhu Yong;
Executive Directors:	Ding Weiping, Song Jinxiang;
Non-executive Directors:	Ma Tiesheng, Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Directors:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

August 26, 2004.

Notes:

1. The Register of Members of the Company will be closed from Friday, September 10 to Tuesday, October 12, 2004 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, September 10, 2004 are entitled to attend the Extraordinary General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Thursday, September 9, 2004 in order to entitle the transferee to attend the Extraordinary General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17th Floor, Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

2. Each Shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a Shareholder or not) to attend and vote on his or her behalf at the Extraordinary General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Extraordinary General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Extraordinary General Meeting in person or by proxy should return the reply slip for attending the Extraordinary General Meeting to the registered address of the Company on or before Tuesday, September 21, 2004 by hand or by mail or fax.

6. The Extraordinary General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   5/F, Raycom Info Tech Park
   No.2 Ke Xue Yuan South Road
   Haidian District
   Beijing 100082, PRC

Contact person	:	Ding Weiping
Tel	:	8610 - 8401 9073
Fax	:	8610 - 8401 9340
Post-office box	:	No. 638 Beijing, PRC



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

Announcement
Resolutions Passed at the Extraordinary General Meeting on October 12, 2004

The Board of Directors ("the Board") of the Company announces that the following resolutions are approved at the extraordinary general meeting of the Company on October 12, 2004.

TravelSky Technology Limited (the "Company") convened its extraordinary general meeting ("EGM") in Beijing on October 12, 2004, at which the following resolutions were passed and approved:

"**THAT** the retirement of Mr. Ma Tiesheng from his position as director of the Company due to work-related reasons and his replacement by Mr. Zhu Xiaoxing as director of the Company (with the term of office from October 12, 2004 to December 5, 2006) and that any director of the Company or the company secretary be authorised to sign the 'Service Contract for Director' and 'Director's Undertakings' with Mr. Zhu on behalf of the Company, and THAT the board of directors of the Company be authorised to fix his remuneration."

The Company would like to express its gratitude to Mr. Ma Tiesheng for his past valuable contribution to the Company during his tenure of office.

Mr. Zhu Xiaoxing, aged 40, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company, Mr. Zhu had been the general manager of the Operation Department, Customer Service Department and Technical Management Department. On August 26, 2004, Mr. Zhu was appointed as the general manager by the Board.

Mr. Zhu has not held directorships in any listed companies in the last 3 years.

Save as disclosed, Mr. Zhu is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The appointment of Mr. Zhu is for a term commencing from October 12, 2004 to December 5, 2006. Mr. Zhu will be entitled to emoluments as the Board may determine from time to time with reference to prevailing market conditions.

The Company would like to welcome Mr. Zhu as a member of the Board.

By order of the Board
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprises of:

Chairmen:	Zhu Yong;
Executive Director:	Zhu Xiaoxing, Ding Weiping, Song Jinxiang;
Non-Executive Director:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Director:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC
October 12, 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT

The Board wishes to announce that the Company has not been able to appoint a qualified accountant with professional accounting qualifications recognised by the Hong Kong Society of Accountants as required by Rule 3.24 of the Listing Rules by 30 September 2004. The Board will use its best endeavours to recruit such qualified accountant as soon as possible.

TravelSky Technology Limited (the "**Company**") has not been able to find a suitable person with professional accounting qualifications recognised by the Hong Kong Society of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") by 30 September 2004 despite numerous attempts having been made to find such candidate.

The Company is in the process of identifying a suitable qualified accountant to assist the Board to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite attempts to find such a person, given the importance of the role and function of the qualified accountant, the Company has not been able to find a suitable candidate that meets all the requirements of Rule 3.24 of the Listing Rules. The Company requires more time to identify a candidate with appropriate qualifications and experience and understanding of the air travel industry. The Company will use its best endeavours to effect such appointment as soon as possible.

By the Order of the Board
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprise:

Chairmen:	Zhu Yong;
Executive Director:	Zhu Xiaoxing, Ding Weiping, Song Jinxiang;
Non-Executive Director:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Director:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC
1 November, 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

REMOVAL NOTICE

It is hereby announced that our Head Office will move to the following address with effect from 26 November 2004:

18-20 Floor, Raycom Info Tech Park C, No.2, Ke Xue Yuan South Road,
Haidian District, Beijing, P.R.C.
Post Code: 100080

Telephone and Fax numbers of the office of Company Secretary and Investor Relations will be:
Tel: (8610) 8286 1610
Fax: (8610) 8286 1612

By Order of the Board
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprise:

Chairmen:	Zhu Yong;
Executive Director:	Zhu Xiaoxing, Ding Weiping, Song Jinxiang;
Non-Executive Director:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Director:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC
22 November, 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

CONNECTED TRANSACTIONS

Summary

The Board is pleased to announce that on 3 November and 30 December 2004, the Company has entered into the Electronic Ticketing Information System Development Agreement and the Information Management Softwares Development Agreement respectively pursuant to which the Company has agreed to engage Asia Technology to develop the Electronic Ticketing Information System and the Information Management Softwares in the PRC.

CTHC is a substantial shareholder of the Company and Asia Technology is an associate of CTHC and the Transactions contemplated under the Technology Development Agreements will constitute connected Transactions under the Listing Rules. Since each of the applicable ratios referred to in Rule 14A.32(1) of the Listing Rules is less than 2.5 per cent. in relation to the Transactions, the Transactions are only subject to the reporting and announcement requirements and are exempt from the independent Shareholders' approval requirements prescribed by the Listing Rules.

The Board (including all the independent non-executive Directors) is of the view that the Transactions were entered into the ordinary and usual course of business of the Company and was on normal commercial terms. The Board believes the terms of the Transactions are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

THE TECHNOLOGY DEVELOPMENT AGREEMENTS

Background

Asia Technology is a company incorporated under the laws of the PRC and is a wholly owned subsidiary of Accounting Centre which is a wholly owned subsidiary of CTHC. The business scope of Asia Technology includes technology innovation, software development, system maintenance, computer system development and other related activities.

(A) The Information Management Softwares Development Agreement

The Company has entered into the Information Management Softwares Development Agreement on 30 December 2004 with Asia Technology. Under the IMSD Agreement:

(1) the Company has agreed to engage Asia Technology to develop Information Management Softwares for the period from 1 January 2004 to 31 December 2004;

(2) Information Management Softwares include the softwares to be developed under the Fare Calculation Project, the Agency Project, the Non-aviation Project, the Database Service Project and the Intermediate Information Platform Project;

(3) Information Management Softwares must comply with the PRC laws and regulations in relation to the information management requirements; and

(4) Asia Technology undertakes to engage not less than 987 man-months for the period from January 2004 to December 2004 in developing the Information Management Softwares.

Consideration

The cash consideration of RMB14,212,800 for the development costs of Information Management Softwares pursuant to IMSDA Agreement was based on the market rate and arrived at following arm's length negotiations between the Company and Asia Technology. The consideration will be paid in two equal instalments, which shall be paid on or before 31 December 2004 and 30 June 2005 respectively.

(B) Electronic Ticketing Information System Development Agreement

The Company has entered into the Electronic Ticketing Information System Development Agreement on 3 November 2004 with Asia Technology. Under the ETISD Agreement:

(1) the Company has agreed to engage Asia Technology to develop Electronic Ticketing Information System for the period from 1 January 2004 to 31 December 2004;

(2) Electronic Ticketing Information System must comply with the PRC laws and regulations in relation to the information management requirements; and

(3) Asia Technology undertakes to engage not less than 60 man-months for the period from January 2004 to December 2004 in developing the Electronic Ticketing Information System.

Consideration

The cash consideration of RMB864,000 for the development costs of Electronic Ticketing Information System pursuant to the ETISD Agreement was based on the market rate and arrived at following arm's length negotiations between the Company and Asia Technology. The consideration will be paid on 31 December 2004.

CONNECTED TRANSACTIONS

CTHC is a substantial shareholder of the Company and Asia Technology is an associate of CTHC and the Transactions contemplated under the Technology Development Agreements will constitute connected Transactions under the Listing Rules. At the time of entering the ETISD Agreement, the transaction consideration fell within the de minimis transaction exemption under Rule 14A.31(2), and was therefore exempted from all the reporting, announcement and independent shareholders' approval requirements prescribed by the Listing Rules. However, upon the signing of the IMSD Agreement, both transactions will be treated as if they were one transaction because of the aggregation principle, therefore both transactions will be subject to requirements under Chapter 14 of the Listing Rules. Since each of the applicable ratios referred to in Rule 14A.32(1) of the Listing Rules is less than 2.5 per cent. in relation to the Transactions, the Transactions are only subject to the reporting and announcement requirements and are exempt from the independent Shareholders' approval requirements prescribed by the Listing Rules.

REASONS FOR THE CONNECTED TRANSACTIONS

The Group is principally engaged in providing information technology solutions for China's air travel and tourism industries and inventory management solutions for Chinese commercial airlines.

The Board considers that the development of Information Management Softwares and the Electronic Ticketing Information System is in line with the Company's strategy of upgrading its information technology to complement the expansion of its business. As the research and development capacity of the Company is limited in certain aspects, the management of the Company believes that it would be more efficiency to outsource the development of Information Management Softwares and Electronic Ticketing Information System instead of expanding its research and development team. Asia Technology is engaged in the Technology Development Agreements because it is a highly regarded aviation software development institution and is well aware of the specialities of the China's air travel industry, the Board believes that the Transactions are beneficial to the development and expansion of the Company.

In recent years, the continuing improvement in global aviation technology caused challenge to the existing aviation information system softwares. In order to maintain its competitiveness in China's aviation industry, the Company needs to upgrade its existing information technology products timely in response to the changing market demand. For this reason, Asia Technology has been engaged to develop Information Management Softwares and Electronic Ticketing Information System since the start of this year, though the exact price and certain terms under the engagement have not been finalised yet. However, the Company has obtained a range of fee quotes from Asia Technology and the management of the Company was convinced that the considerations paid under the Transactions would not exceed 2.5% for each of the applicable ratios referred to in Rule 14A.32(1) of the Listing Rules and hence exempted from the independent Shareholders' approval requirements. The parties have been conducting arm's length negotiations afterwards and reached the cooperation terms at the end of the year.

The Board (including all the independent non-executive Directors) is of the view that the Transactions were entered into the ordinary and usual course of business of the Company and was on normal commercial terms. The Board believes the terms of the Transactions are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

DEFINITIONS

"Accounting Centre"	中國航空結算中心 (the English name being Accounting Centre of China Aviation), a company incorporated in the PRC which is a wholly owned subsidiary of CTHC
"Asia Technology"	北京亞科技術開發中心 (the English name being Asia Technology Development Centre), a company incorporated in the PRC which is a wholly owned subsidiary of Accounting Centre
"Agency Project"	the engagement of Asia Technology under the IMSD Agreement to develop softwares in relation to advanced ticket booking and pricing enquiry, etc.
"Board"	the board of directors of the Company
"Company"	TravelSky Technology Limited (Stock Code: 696), a company incorporated under the laws of the PRC whose H shares are listed on The Stock Exchange
"CTHC"	China Travel Sky Holding Company, a PRC state-owned enterprise incorporated under the laws of the PRC, being a substantial shareholder of the Company holding 22.3 per cent of the entired issued share capital of the Company
"Database Service Project"	the engagement of Asia Technology under the IMSD Agreement to develop database in relation to the information of airlines, agencies and airports etc.
"Directors"	the directors of the Company
"Electronic Ticketing Information System"	the engagement of Asia Technology under the ETISD Agreement to develop an electronic ticketing information system for aviation industry in the PRC
"Electronic Ticketing Information System Development Agreement" or "ETISD Agreement"	an agreement dated 3 November 2004 pursuant to which the Company has agreed to engage Asia Technology to develop Electronic Ticketing Information System in the PRC
"Fare Calculation Project"	the engagement of Asia Technology under the IMSD Agreement to develop softwares in relation to fare calculation, pricing data collection and aviation pricing announcement, etc.
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Information Management Softwares"	Softwares to be developed under the Fare Calculation Project, the Agency Project, the Non-aviation Project, the Database Service Project and the Intermediate Platform Project
"Information Management Softwares Development Agreement" or "IMSD Agreement"	an agreement dated 30 December 2004 pursuant to which the Company has agreed to engage Asia Technology to develop Information Management Softwares for aviation information management in the PRC
"Intermediate Platform Project"	the engagement of Asia Technology under the IMSD Agreement to develop an intermediate information platform for different airlines and agencies
"Listing Rules"	The Rules Governing the Listing of the Securities on the Stock Exchange

"Non-aviation Project"	the engagement of Asia Technology under the IMSD Agreement to develop softwares in relation to hotel advanced booking, travel agency service booking, on-line payment and credit card guarantee etc.
"PRC" or "China"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Development Agreements"	the Information Management Softwares Development Agreement and the Electronic Ticketing Information System Development Agreement
"Transactions"	the engagement of Asia Technology in developing the Information Management Softwares and the Electronic Ticketing Information System under the Technology Development Agreements in the PRC

In this announcement, unless otherwise stated, certain amount denominated in RMB has been converted (for information only) into HK$ using an exchange rate of HK$1.00: RMB1.06. Such conversion shall not be construed as a representation that amounts in RMB were or may have been converted into HK$ (as the case may be) using such exchange rate or any other exchange rate or at all.

By order of the Board
Ding Weiping
Executive Director and Company Secretary

The board of directors of the Company comprises:

Chairmen:	Zhu Yong;
Executive Director:	Zhu Xiaoxing, Ding Weiping, Song Jinxiang;
Non-Executive Director:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Director:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC
31 December, 2004

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

RESULTS HIGHLIGHTS

- Turnover amounted to RMB1,282.9 million, an increase of 43.6 per cent. over Year 2003
- Net profit was RMB449.2 million, an increase of 85.2 per cent. over Year 2003
- EBITDA was RMB628.8 million, an increase of 62.5 per cent. over Year 2003
- Earnings per share was RMB0.51
- The Board recommended a final dividend of RMB0.2 per share for Year 2004

The board of directors (the "Board") of TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") is pleased to announce the audited consolidated results of the Group which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2004 ("Year 2004").

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2004
(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	2004	2003
Revenues:		
Aviation information technology service	**1,025,725**	663,932
Data network and Others	**257,125**	229,686
Total revenues	**1,282,850**	893,618
Business taxes and other surcharges	**(42,277)**	(32,005)
Net revenues	**1,240,573**	861,613
Operating expenses:		
Depreciation and amortisation	**(166,741)**	(149,166)
Network usage	**(70,671)**	(58,792)
Personnel	**(133,829)**	(147,783)
Operating lease rentals	**(49,406)**	(42,870)
Technical support and maintenance fees	**(40,456)**	(44,650)
Commission and promotion expenses	**(155,702)**	(74,537)
Other operating expenses	**(170,624)**	(119,492)
Total operating expenses	**(787,429)**	(637,290)

Operating profit	**453,144**	224,323
Financial income, net	**37,558**	34,569
Share of results of associated companies	**10,934**	11,445
Other expenses, net	**(2,038)**	2,008
Profit before taxation and minority interests	**499,598**	272,345
Taxation	**(40,188)**	(23,092)
Income before minority interests	**459,410**	249,253
Minority interests	**(10,229)**	(6,712)
Net profit	**449,181**	242,541
Earnings per share, basic and diluted (RMB)	**0.51**	0.27
Weighted average number of shares outstanding (thousand)	**888,158**	888,158

CONSOLIDATED BALANCE SHEET

As at December 31, 2004
(Amounts expressed in thousands of Renminbi)

	2004	2003
ASSETS		
Non-current assets		
Property, plant and equipment, net	**475,118**	545,354
Intangible assets, net	**15,177**	11,093
Investments in associated companies	**42,424**	36,327
Other longterm investment	**100,000**	100,000
Other longterm assets	**16,142**	4,901
	648,861	697,675
Current assets		
Inventories	**4,098**	2,635
Accounts receivable, net	**38,170**	18,352
Due from associated companies	—	65
Due from related parties, net	**112,811**	83,619
Prepayments and other current assets	**82,979**	32,005
Shortterm investments	**1,749**	1,920
Shortterm bank deposits	**625,378**	505,000
Cash and cash equivalents	**2,236,843**	2,034,952
	3,102,028	2,678,548
Total assets	**3,750,889**	3,376,223

EQUITY AND LIABILITIES		
Capital and Reserves		
Paid in capital	**888,158**	888,158
Reserves	**1,719,540**	1,584,817
Retained earnings	**628,929**	405,063
	3,236,627	2,878,038
Minority interests	**49,456**	40,305
Current liabilities		
Accounts payable and accrued liabilities	**404,477**	366,061
Due to related parties	**27,048**	64,922
Taxes payable	**30,138**	24,846
Deferred revenue	**3,143**	2,051
	464,806	457,880
Total equity and liabilities	**3,750,889**	3,376,223
Net current assets	**2,637,222**	2,220,668
Total assets less current liabilities	**3,286,083**	2,918,343

1. Principal Accounting Policies

The principal accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2003 ("Year 2003").

2. Taxation

The Company is registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to enjoy EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 0 to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

3. Earnings per Share

Earnings per share for the year ended December 31, 2004 and December 31, 2003 have been computed by dividing the net profit of RMB449,181,000, and RMB242,541,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2004 and 2003, respectively.

There were no potential dilutive ordinary shares outstanding during the years 2004 and 2003.

4. Segment Reporting

The Group conducts its business within one business segment - the business of providing aviation information technology service and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's CEO. The information reviewed by the CEO is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2004 and 2003. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Company is the dominant provider of information technology solutions for China's air travel and tourism industry. The Company is also the dominant provider of advanced aviation and aviation-related information technology service for Chinese commercial airlines and the leading distributors of products and services of Chinese commercial airlines to travel agencies, travel service distributors, ticketing offices and individual consumers. After more than two decades of development, the Company has built up a range of relatively integrated, comprehensive and functional product lines for information technology services, addressing the needs of various industry participants ranging from commercial airlines, airports, travel product and service suppliers to travel agencies, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants broaden their core business, improve their service quality and enhance their operational efficiency.

Aviation Information Technology Service

The Company's aviation information technology ("AIT") service consists of series of products and solutions provided to all Chinese commercial airlines and nearly 30 foreign and regional airlines, comprising electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology services related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airline e-commerce and information management system to improve ground operational efficiency of commercial airlines and airports. In 2004, revenue generated from the AIT service increased by 54.5% year-on-year to RMB1,025.7 million, representing 80.0% of the Group's total revenue.

Thanks to the continuous rapid growth of the PRC economy, the expanded foreign trade and the vibrant international investment, increasingly frequent domestic and foreign business trips and recreational travels, the civil aviation industry of the PRC experienced a booming year in 2004. The passenger volume of China's civil aviation industry exceeded 100 million for the first time, stepping onto a new stage. As the dominant supplier of information technology services in the PRC aviation and travel industry, the Company's ETD system processed approximately 132.2 million bookings on domestic and overseas commercial airlines in 2004, an increase of approximately 36.6% over 2003, of which bookings on Chinese commercial airlines increased by approximately 37.4% while that on foreign and regional airlines increased by approximately 18.6%. Passenger departures processed by APP system increased by approximately 42.5% to approximately 102.3 million over 2003 and accounted for approximately 80.3% of the total passenger departures from domestic airports.

The Group's AIT service and other extended information technology services are designed to reinforce the competitiveness and profitability of commercial airlines. Rooted for years in China's air travel and tourism industry, the Group continues to keep abreast of the technology development in the industry and demand for development in China's aviation market to perfect its AIT service and other extended information technology services. In 2004, by their continuous use of the Group's AIT service, domestic and overseas commercial airlines witnessed streamlined business operation workflows, enriched sales channels and mode, diversified aspects of customer services, and enhanced operating quality of core business. For instance, the principle commercial airlines in the PRC have fully adopted our self-developed AirTIS and EasyFare to release and manage their aviation freights. The Company's e-ticket technology solution for commercial airlines has also been widely applied in Air China, giving rise to a sales mode characterized by more channels and means. In December 2004, sales of e-tickets of Air China through the e-tickets system of the Company accounted for more than 10% of its total sales of tickets. Targeting e-ticket sales of 50% out of total ticket sales for the whole PRC industry in 2007, Hainan Airlines was the first to embark on the application of the Company's BSP e-ticket technology solution. Meanwhile, the Company spared no effort in development of commercial airline substantial resource management products such as flight route optimization and flight information sharing products. Upon completion of the APP system for 129 domestic operating airports, there were 12 more airports operating on the new generation of APP front system. In addition to 17 regional and overseas airlines with direct links to the Company's ETD system, 13 overseas commercial airlines including Air France and Lufthansa have also decided to link with the Company's APP system.

Following the rollout a series of data products and services based on its initial data service system in 2003, in 2004, the Company advanced diversification of data application and product line keeping a closer eye on the demands of commercial airlines, and successfully supported the operation of core business system of commercial airlines such as air mileage data bank, income management, etc.. To sustain code sharing and aviation alliance among commercial airlines, the Company put more efforts in system function improvement and product development, thus achieving real-time information exchange of alliance systems. The Company's e-commerce solutions have facilitated, to a certain extent, the development of e-business of Chinese commercial airlines. The Company's self-developed Airport Ground Operation Management System (AGOMS) has been widely introduced into base airports of Air China, Hainan Airlines and Shenzhen Airlines and effectively improved their ground handling efficiency.

Focusing on traveler service, the Company's new generation traveler service system is devised to flexibly support the business service in each step of the travel value chain, so as to emulate the development trend of air travel and tourism industry and support the competition and operational service for commercial airlines. During the year, leveraging the international advanced technology, the Company independently developed part of the intermediary and front products based on the WINDOWS technology, thereby realizing the partial externalization of the existing core systems, laying a solid foundation for the smooth transition of core systems to the open platform.

Distribution Information Technology Service

Relying on travel agencies and travel service distributors for distribution, the Group has been aiming at developing information technology solutions to meet the demand of travel agencies and travel service distributors and providing them with widened distribution scope, more flexible distribution networks and customized services. As such, based on the previous years' effort, the Company took effort in improvement of existing E-Term products and development of the internet-based agency portal system in 2004. The Company also boosted its PC platform renovation, resulting in the overall usage rate of PC platform of over 70% by the end of 2004. Furthermore, the Group carried out Travelnet scheme to cut down the operating expenses for travel agencies and travel service distributors. The Group's sales products and applications including management instruments, BACK-office products and data service have been widely used by travel agencies and travel service distributors in market analysis, customer management and operation. The Group has also established closer strategic partnership with a number of the largest travel agencies in the PRC including China Travel Services (Hong Kong) Ltd. and China International Travel Service, elaborating on its fortitude in information technology services in the China's air travel and tourism industry and facilitating Chinese tourism enterprises' participation in international competition.

Another vital target of the Company is to develop solutions to maintain distribution networks. In 2004, in addition to continuous improvement of such existing e-business products as IBE, e-payment, online schedule and short message processing, the Company continued to advance website ASP and website hosting services. The Company's preliminarily established "one-stop" distribution information technology solution has been successfully applied in Shanghai Dongmei Aviation Tourism Co., Ltd. to assist its online distribution business.

The Company has established 30 wholly-owned or joint-venture local distribution centers all over China, forming the backbone of the Company's distribution system. The Company relies on these distribution centers to provide travel agencies and travel service distributors with information technology services.

Travel Product Distribution Service

In 2004, the arrivals and departures processed in China exceeded 100 million and 38 million respectively, making China the fourth largest travel destination and passenger source in the world. Aiming to provide more choices of product and service for travelers and new business opportunities for travel agencies and travel service distributors during such an opportune time for the rapid development of China tourism industry, the Group capitalized on its resources, technologies and market service system through years. The Group is dedicating itself in development of travel product distribution service including hotel reservation, sales of "hotel plus ticket" product, car renting and sales of air-travel personal injury insurance. Currently, the number of domestic and overseas hotels and car-rental agencies accessible through the Company's travel distribution system exceed 63,000 and 24,000 respectively. During the year, e-policies sold through the Company's sales management system of air-travel personal injury insurance exceeded RMB16.2 million.

Information Technology Integration Service

In 2004, in addition to the efforts in strengthening AIT and distribution information technology services, the Group actively extended its presence in various fields to develop information technolgoy integration business, such as construction, operation, maintenance and management of information technology infrastructure, by providing more personalized data service, technology support and business consultancy. The Group's self-developed information technology integrated products including security information system, airport automatic broadcasting system and luggage confirmation system have been initially used.

Since the outbreak of "911" attack in the USA, anti-terrorism has become a key concern in the international civil aviation industry. To seize the opportunity in China aviation information safety business, the Company is constructing information monitoring and management security systems for air travelers and cargos.

Infrastructure

The Group's infrastructure serves the Group's overall development strategy. The objectives of the Company's infrastructure are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by taking full use of technologies, business and management, so as to improve operating reliability and interference resisting ability with lower operating expenses.

In 2004, in order to ensure safe operation of infrastructure, the Company commenced operation of real-time data backup system and improved the same-city-different-location backup structure. Also, a second communication route supplier was introduced with further diversified safety measures. In order to strengthen the performance of infrastructure, on the other hand, the Company adopted new technology and tools to adjust the mix of applied systems, optimize processing procedures of core modules, broaden communications channels between each applied system, thereby achieving an optimized network hierarchy. Meanwhile, through message transfer, centralized management of open platforms and commercial negotiations, the Company managed to minimize its operating expenses of infrastructure. In 2004, the utilization rates of the Company's ICS, CRS and APP mainframe computer and network systems have exceeded approximately 99.9%, with desirable operating performance of its core network and accessing network.

FINANCIAL REVIEW

Management Discussion and Analysis of Financial Condition and Results of Operations

The total revenue of the Group amounted to RMB1,282.9 million, representing an increase of RMB389.3 million, or 43.6 per cent., from RMB893.6 million in Year 2003. Such increase was mainly due to the rapid growth in AIT service businesses in Year 2004 following the considerable fall in the Company's business as a result of the spread of SARS in Year 2003. In Year 2004, profit before taxation of the Group was RMB499.6 million, representing an increase of 83.4 per cent. over that in Year 2003. Earnings before interests, tax, depreciation and amortization (EBITDA) reached RMB628.8 million, representing an increase of 62.5 per cent. over that in Year 2003. Net profit was RMB449.2 million, an increase of 85.2 per cent. over the previous year. The increase in the profitability of the Group was mainly due to the increase in revenue from the Company's AIT service.

The basic and diluted earnings per share of the Group in Year 2004 was RMB0.51.

Net Cash Flows and Liquidity

The Group's working capital for Year 2004 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB575.5 million.

In Year 2004, the Group had no short-term or long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2004, cash and cash equivalents of the Group amounted to RMB2,236.8 million, of which 88.1 per cent., 10.7 per cent. and 1.1 per cent. were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

Long-term Investment

As at December 31, 2004, the Group held RMB100 million treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is in December 2008.

Charge on Assets

As at December 31, 2004, the Group had no charges on its assets.

Capital Expenditure

The capital expenditure of the Group amounted to RMB105.2 million in Year 2004, representing a reduction of RMB 305.7million as compared to that of RMB410.9 million in Year 2003.

The capital expenditure of the Group in Year 2004 consisted principally of purchase of hardware, software and software for equipment in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2005 will amount to approximately RMB411.0 million, which is mainly for development and gradual implementation of the new-generation traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the initial public offering of the Group and internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2005 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange Risks

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which are denominated in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that are denominated in foreign currency.

Gearing Ratio

As at December 31, 2004, the gearing ratio of the Group was 13.7 per cent. (2003: 14.8 per cent.), which was computed by dividing the total amount of liabilities and minority interests by the total assets of the Group as at December 31, 2004.

Contingent Liabilities

As at December 31, 2004, the Group had no material contingent liabilities.

Employees

As at December 31, 2004, the total number of employees of the Group was 1,825. Personnel expenses amounted to RMB133.8 million for the year ended December 31, 2004, representing 17.0 per cent. of the total operating cost of the Group for Year 2004.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees to be determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2004, the Group continued to provide its employees with opportunities to acquire skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

Basic Medical Insurance Regulation

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2004, the Company incurred a total amount of RMB3,075,469 (a total amount of RMB1,177,300 was incurred in Year 2003) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

Appropriations and Distribution of Profit

In Year 2004, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2003: 10%, 10% and 20% respectively) as reflected in the Company's statutory financial statements prepared under PRC GAAP, or RMB44,115,000, RMB44,115,000 and RMB88,231,000 (2003: RMB22,716,000, RMB22,716,000 and RMB45,432,000), to the statutory surplus reserve fund , the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

After the appropriations mentioned above, the retained earnings available for distribution as at December 31, 2004 was approximately RMB477,514,000 (2003: RMB292,729,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

On March 19, 2005, the Board recommended a final dividend of RMB0.200 per share for Year 2004, totalling RMB177,631,500 million. Final dividends to be distributed to domestic shareholders will be declared and paid in RMB, whereas those to be distributed to holders of H shares will be calculated and declared in RMB but paid in Hong Kong dollars ("HKD"). The exchange rate for paying dividends to holders of H shares shall be based on the weekly average of the closing rates of the HKD/RMB exchange rates quoted by the People's Bank of China at close of business each day during the week immediately before the declaration of dividends.The aforementioned final dividends will be distributed to those shareholders whose names appear on the Register of Members of the Company at the close of business on Friday, April 8 , 2005, provided that the resolution in relation to the payment thereof is passed at the Annual General Meeting to be held on Tuesday, May 10, 2005.

The Register of Members of the Company will be closed from Monday, April 11, 2005 to Tuesday, May 10, 2005 (both days inclusive), during which time no share transfers will be effected.

After the appropriation of the dividend declared subsequent to December 31, 2004, the reserve available for distribution as at December 31, 2004 was RMB299.9 million (2003: RMB202.1 million).

PROSPECT FOR YEAR 2005

Looking into 2005, to improve efficiency with response to multilevel and diversified travlers' demands and increasingly heated market competitions in the thriving PRC air and travel industry arising from the fast-growing national economy and its booming tourism industry during this period, participants including commercial airlines, travel product and service providers, airports, travel agencies and travel service distributors are required to adopt new information technology solutions, utilize innovative distribution channels and service modes to streamline workflow, and strengthen alliances and cooperation. Accordingly, the growing market scale of the PRC civil aviation industry, together with the increasing demand for information technology solutions in the industry, lays a solid market foundation for the Group's development. On the other hand, with the trend of deregulation in the global major GDS markets as a result of emerging new distribution technology and e-commerce, the GDS business mode in the traditional distribution value chains is evolving into a new business mode which locks on end travelers in the distribution value network. Furthermore, following the gradual steps to perform its undertakings for accession to WTO, the PRC government is introducing deregulatory industrial policies to encourage competitions, resulting in a gradually opened GDS market of China. All such factors will bring uncertainties that may result in tough challenges to the Group's development.

To address such opportunities and challenges, the Group will capitalize on its long-standing experience in provision of localized service and increase its capability in cost-effective operations. In light of its vision of "Take safety foremost, secure customers with service and wield information to create value", the Group will put efforts in building capabilities of decision-making and implementation. Furthermore, the Group will focus on market, technologies/products and its staff, with well-established relations between business development and current returns, short-term benefit and long-term growth as well as rebuilding of system/workflow and regeneration of corporate culture to sharpen its competitive edge.

Under a clearer development strategy, the Group will

- improve safety management of information technology to enhance its strategic position in the industry;
- Innovate business modes and improve business capabilities to build vertically integrated and closer cooperative relations based on stronger alliances between providers and distributors of air travel product and service, thereby enhancing the leading position of its core businesses in the market;
- refine its service system and promote technological innovations to improve customer satisfaction;
- target a leap in the Group's development by proactively developing new generation traveler service system and product lines meet the development needs of the industry;
- capitalise on the opportunities in the PRC's fast-growing distribution market of travel products and the increasing demands for air safety information, and take efforts to foster new sources of business growth;
- tap on international route to elaborate its competitive advantages, and seek to build strategic alliances with top international players to pave way for further development;
- further enhance corporate governance, strengthen reforms in personnel, labour and allocation systems, establish market-oriented human resources mechanism to inspire staff's creativity and improve core competitiveness; and
- strive to foster new corporate culture with innovation, and synergy to improve mobility to address market changes.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In Year 2004, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE

The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal controls, and financial reporting matters including the review of the financial statements.

CODE OF BEST PRACTICE

In Year 2004, the Company fully complied with the Code of Best Practice as set out in Appendix 14 the Listing Rules.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE

A detailed results announcement of the Group for the year ended December 31, 2004 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") in force prior to 31 March 2004, which remain applicable to results announcement in respect of the accounting period commencing before 1 July 2004 under the transitional arrangements, will be posted on the website of the SEHK (website: http://www.hkex.com.hk) as soon as practicable.

By order of the Board
Zhu Yong
Chairman

The board of directors of the Company comprises:

Chairman:	Zhu Yong;
Executive Director:	Zhu Xiaoxing, Ding Weiping, Song Jinxiang;
Non-Executive Director:	Wang Quanhua, Cao Jianxiong, Zhang Xueren, Rong Gang, Yang Yatie, Li Xiaoguang, Si Yupei, Song Jian; and
Independent Non-executive Director:	Wu Jiapei, Chow Kwok Wah, James, Lee Kwok Ming, Don.

Beijing, PRC, March 19, 2005

NOTICE OF ANNUAL GENERAL MEETING

The board of directors of TravelSky Technology Limited ("the Company") is pleased to announce that an Annual General Meeting shall be held according to the resolutions passed at a board meeting convened on March 19, 2005 and notice is hereby given that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Tuesday, May 10, 2005 at Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Directors for the year ended December 31, 2004.
2. To consider and approve the report of the Supervisory Committee for the year ended December 31, 2004.
3. To review the auditors' report for the year ended December 31, 2004 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2004.
4. To consider and approve the distribution of a final dividend and the calculation of such distribution of the Company for the year ended December 31, 2004.
5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending December 31, 2005, and to authorize the Directors to fix the remuneration thereof.

SPECIAL RESOLUTIONS

6. To consider and approve the equity interests of 83,538,000 shares and 5,895,500 shares held by Air China and China National Aviation Corporation respectively to be transferred to China National Aviation Holding Company (Air China and China National Aviation Corporation are the wholly-owned subsidiaries of China National Aviation Holding Company) and to amend the Articles of Association for the name of shareholders' register and number of shares held.

7. To consider and approve the equity interests of 24,667,500 shares and 8,606,000 shares of the Company held by China Northern Airlines Company and Xinjiang Airlines Company respectively to be transferred to China Southern Air Holding Company (China Northern Airlines Company and Xinjiang Airlines Company are the wholly-owned subsidiaries of China Southern Airlines Company), and to amend the Articles of Association for the name of shareholders' register and number of shares held.

   If the above resolutions 6 and 7 are approved at the Annual General Meeting, the Articles of Association of the Company will be amended as follows:

   Section 3 of Article 1: Promoters of the Company are:

Shareholder 1:	China TravelSky Holding Company
Shareholder 2:	China Southern Air Holding Company
Shareholder 3:	China Eastern Air Holding Company
Shareholder 4:	China National Aviation Holding Corporation
Shareholder 5:	China Eastern Air - Northwest Airlines Company
Shareholder 6:	China Eastern Air - Yunnan Airlines Company
Shareholder 7:	Air Greatwall Company
Shareholder 8:	Xiamen Airlines Limited Company
Shareholder 9:	Hainan Airlines Company Limited
Shareholder 10:	China Xinhua Airlines Company Limited
Shareholder 11:	Shenzhen Airlines Limited
Shareholder 12:	Shanghai Airlines Company Limited
Shareholder 13:	Shandong Airlines Company Limited
Shareholder 14:	Shichuan Airlines Group
Shareholder 15:	China Eastern Airlines Wuhan Limited
Shareholder 16:	Changan Airlines Enterprises Limited
Shareholder 17:	Shanxi Airlines Enterprises Company

Section 2 of Article 21:

The structure of share capital after the issue of shares aforesaid by the Company as follows: upon the issue of overseas-listed foreign shares by expanded capitalisation and over-allotment option was exercised, the total number of shares held by the Company was 888,157,500 shares. The shareholders of promoters held 577,303,500 shares, representing 65% of the issued ordinary shares of the Company, of which, Shareholder 1 held 198,496,500 shares, Shareholder 2 held 116,460,500 shares, Shareholder 3 held 68,685,500 shares, Shareholder 4 held 89,433,500 shares, Shareholder 5 held 23,224,500 shares, Shareholder 6 held 17,504,500 shares, Shareholder 7 held 2,658,500 shares, Shareholder 8 held 21,924,500 shares, Shareholder 9 held 11,050,000 shares, Shareholder 10 held 7,559,500 shares, Shareholder 11 held 6,240,000 shares, Shareholder 12 held 5,726,500 shares, Shareholder 13 held 4,348,500 shares, Shareholder 14 held 1,722,500 shares, Shareholder 15 held 1,300,000 shares, Shareholder 16 held 799,500 shares, Shareholder 17 held 169,000 shares. Shareholder of H Share held 310,854,000 shares, representing 35% of the issued ordinary shares of the Company. The changes in total number of share capital and the structure of equity interests had been reported to the Company's Approval Department authorized by the State Council and the Securities Supervisory Department of the State Council.

8. To consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Company Secretary

March 19, 2005

Notes:

1. The Register of Members of the Company will be closed from Monday, April 11, 2005 to Tuesday, May 10, 2005 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, April 8, 2005 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Friday, April 8, 2005 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17/F
   Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

2. Each Shareholder who is entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his or her behalf at the Annual General Meeting.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Tuesday, April 19, 2005 in person, by mail or by fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:
   TravelSky Technology Limited
   Floor 18 - 20, South Wing, Park C
   Raycom InfoTech Park
   No. 2, Ke Xue Yuan South Road
   Haidian District, Beijing 100080, PRC

   Contact: Secretariat of the Board
   Telephone: (8610) 8286 1610
   Facsimile: (8610) 8286 1612

REPLY SLIP

To: **TravelSky Technology Limited** (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

____

being the registered holder(s) of [2]____________ domestic/H[3] share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 10:00 am on Tuesday, May 10, 2005 at Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China.

Date:____________ 2005

Signature(s): ______________________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete the inappropriate class.
4. The completed and signed reply slip should be delivered to the registered address of the Company at No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, the People's Republic of China on or before Tuesday, Apri 19, 2005 personally or by mail or fax (fax number: (8610) 82861612).

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT

Resolutions passed at the 2004 Annual General Meeting

The board of directors (the "Board") of the Company is pleased to announce that the 2004 Annual General Meeting of the Company was convened in Beijing on May 10, 2005, at which the resolutions set out below were passed.

On May 10, 2005, TravelSky Technology Limited ("the Company") convened its 2004 Annual General Meeting ("AGM") in Beijing.

The following ordinary resolutions were duly passed at the AGM:

1. The report of the Directors for the year ended December 31, 2004 was approved.
2. The report of the Supervisory Committee for the year ended December 31, 2004 was approved.
3. The auditors' report for the year ended December 31, 2004 and the audited financial statements of the Company for the year ended December 31, 2004 were approved.
4. The distribution of a final dividend and the calculation of such distribution of the Company for 2004 were approved; the Board was authorised to deal with all matters relating to the dividend distribution, including but not limited to the appointment of dividend receiving/paying agents and signing of relevant legal instruments.
5. The appointments of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company for the year ending December 31, 2005 were approved, and the Board was authorised to fix their remuneration.

The following amendments to the Articles of Association of the Company ("the Articles") were also passed at the AGM as special resolutions:

6. The following amendments to the Articles were approved: The former Shareholder 4, Air China was amended as China National Aviation Holding Corporation; the former Shareholder 9, China National Aviation Corporation was deleted, the shareholders thereafter were renumbered accordingly. The shareholding of Shareholder 4 was amended as 8,9433,500 shares. The revised Articles will come into effect upon filing to the State Administration for Industry and Commerce for archive.
7. The following amendments to the Articles were approved: The former Shareholder 5, China Northern Airlines Company and the former Shareholder 8, Xinjiang Airlines Company were deleted, the shareholding of Shareholder 2 was amended as 116,460,500 shares, and that the shareholders subsequent to Shareholder 5 were renumbered accordingly. The revised Articles will come into effect upon filing to the State Administration for Industry and Commerce for archive.

In accordance with special resolutions 6 and 7, the Articles were amended as follows (the Articles are written in Chinese only and the English text is merely for translation purposes. If there is any discrepancy between the two versions, the Chinese version of the Articles shall previal):

Section 3 of Article 1:

Promoters of the Company are:

Shareholder 1: China TravelSky Holding Company
Shareholder 2: China Southern Air Holding Company
Shareholder 3: China Eastern Air Holding Company
Shareholder 4: **China National Aviation Holding Company**
Shareholder 5: China Eastern Air – Northwest Airlines Company
Shareholder 6: China Eastern Air – Yunnan Airlines Company
Shareholder 7: Air Greatwall Company
Shareholder 8: Xiamen Airlines Limited Company
Shareholder 9: Hainan Airlines Company Limited
Shareholder 10: China Xinhua Airlines Company Limited
Shareholder 11: Shenzhen Airlines Limited
Shareholder 12: Shanghai Airlines Company Limited
Shareholder 13: Shandong Airlines Company Limited
Shareholder 14: Sichuan Airlines Group
Shareholder 15: China Eastern Airlines Wuhan Limited
Shareholder 16: Changan Airlines Enterprises Limited
Shareholder 17: Shanxi Airlines Enterprises Company

Section 2 of Article 21:

The structure of share capital after the issue of shares aforesaid by the Company is as follows: upon the issue of overseas-listed foreign shares by expanded capitalisation in which over-allotment option was exercised, the total number of shares held by the Company was 888,157,500 shares. The shareholders of promoters held 577,303,500 shares, representing 65% of the issued ordinary shares of the Company, of which, Shareholder 1 held 198,496,500 shares, Shareholder 2 held 116,460,500 shares, Shareholder 3 held 68,685,500 shares, Shareholder 4 **held 89,433,500** shares, **Shareholder 5** held 23,224,500 shares, **Shareholder 6** held 17,504,500 shares, **Shareholder 7 held** 2,658,500 shares, **Shareholder 8** held 21,924,500 shares, **Shareholder 9** held 11,050,000 shares, **Shareholder 10** held 7,559,500 shares, **Shareholder 11** held 6,240,000 shares, **Shareholder 12** held 5,726,500 shares, **Shareholder 13** held 4,348,500 shares, **Shareholder 14** held 1,722,500 shares, **Shareholder 15** held 1,300,000 shares, **Shareholder 16** held 799,500 shares, **Shareholder 17** held 169,000 shares. Shareholders of H Share held 310,854,000 shares, representing 35% of the issued ordinary shares of the Company. The changes in the total number of share capital and the structure of equity interests had been reported to the Company's Approval Department authorized by the State Council and the Securities Supervisory Department of the State Council.

By Order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China
May 10, 2005

The board of directors of the Company comprises:

Chairman: Zhu Yong;
Executive Director: Zhu Xiaoxing, Ding Weiping, Song Jinxiang;

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.